Exhibit 99.4

PRO FORMA VALUATION REPORT

ANCHOR BANCORP
Aberdeen, Washington

PROPOSED HOLDING COMPANY FOR:
ANCHOR BANK
Aberdeen, Washington

Dated As Of:
October 30, 2009

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

October 30, 2009

Board of Trustees
Anchor Mutual Savings Bank
120 North Broadway
Aberdeen, Washington 98520

Members of the Board of Trustees:

          At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below. This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”), which are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Washington Department of Financial Institutions (“DFI”) in the absence of separate written valuation guidelines. Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

          The Board of Trustees of Anchor Mutual Savings Bank (“Anchor” or the “Bank”) adopted a plan of conversion on July 15, 2008. Pursuant to the plan of conversion, the Bank will convert from the mutual savings bank form of organization to a stock savings bank form and become a wholly owned subsidiary of Anchor Bancorp (“Anchor Bancorp” or the “Company”) a newly formed Washington corporation. The Company will own all of the outstanding shares of the Bank, which will be renamed “Anchor Bank.” Anchor Bancorp will offer shares of common stock to eligible depositors of Anchor, to certain newly-formed stock benefit plans for officers, trustees and employees and others. Following the completion of the offering, Anchor Bancorp will be a bank holding company, and its primary regulator will be the Federal Reserve.

          Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Bank, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

          At this time, no other activities are contemplated for Anchor Bancorp other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Anchor Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Trustees
October 30, 2009

RP® Financial, LC.

          RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

          In preparing the Appraisal, we have reviewed Anchor Bancorp’s and the Bank’s regulatory applications, including the prospectus as filed with the Washington Department of Financial Institutions and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank, that has included due diligence related discussions with Anchor’s management; Moss Adams LLP, the Bank’s independent auditor; Breyer and Associates, P.C., Anchor’s conversion counsel; and Keefe Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

          We have investigated the competitive environment within which Anchor operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions, generally, and analyzed the potential impact of such developments on Anchor and the industry as a whole; to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of Anchor Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Anchor’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

          The Appraisal is based on Anchor’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of

Board of Trustees
October 30, 2009

the Bank. The valuation considers Anchor only as a going concern and should not be considered as an indication of the Bank’s liquidation or control value.

          Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that Anchor intends to remain an independent institution and there are no current plans for selling control as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

          The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

          It is our opinion that, as of October 30, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $30,000,000 at the midpoint, equal to 3,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $25,500,000 and a maximum value of $34,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,550,000 at the minimum and 3,450,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $39,675,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,967,500.

Limiting Factors and Considerations

          The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Anchor Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

          The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the consolidated financial condition and operations of Anchor Bancorp

Board of Trustees
October 30, 2009

as of or for the periods ended September 30, 2009, the date of the financial data included in the prospectus.

          RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

          The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Anchor Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC.

James J. Oren
Director

RP® Financial, LC.

TABLE OF CONTENTS
ANCHOR BANK
Aberdeen, Washington

DESCRIPTION		PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

Introduction		I.1
Plan of Conversion		I.1
Strategic Overview		I.2
Balance Sheet Trends		I.4
Income and Expense Trends		I.8
Interest Rate Risk Management		I.12
Lending Activities and Strategy		I.13
Asset Quality		I.17
Funding Composition and Strategy		I.18
Legal Proceedings		I.19

CHAPTER TWO	MARKET AREA

Summary of Market Area		II.1
National Economic Factors		II.2
Interest Rate Environment		II.3
Market Area Demographics		II.4
Summary of Local Economy		II.7
Market Area Employment Sectors		II.8
Unemployment Data and Trends		II.9
Market Area Deposit Characteristics/Competition		II.10
Summary		II.12

CHAPTER THREE	PEER GROUP ANALYSIS

Peer Group Selection		III.1
Financial Condition		III.6
Income and Expense Components		III.9
Loan Composition		III.12
Credit Risk		III.14
Interest Rate Risk		III.14
Summary		III.17

RP® Financial, LC.

TABLE OF CONTENTS
ANCHOR BANK
Aberdeen, Washington
(continued)

DESCRIPTION			PAGE NUMBER

CHAPTER FOUR		VALUATION ANALYSIS

Introduction			IV.1
Appraisal Guidelines			IV.1
RP Financial Approach to the Valuation			IV.1
Valuation Analysis			IV.2
1.	Financial Condition		IV.2
2.	Profitability, Growth and Viability of Earnings		IV.4
3.	Asset Growth		IV.6
4.	Primary Market Area		IV.6
5.	Dividends		IV.8
6.	Liquidity of the Shares		IV.8
7.	Marketing of the Issue		IV.9
	A.	The Public Market	IV.9
	B.	The New Issue Market	IV.13
	C.	The Acquisition Market	IV.14
8.	Management		IV.15
9.	Effect of Government Regulation and Regulatory Reform		IV.15
Summary of Adjustments			IV.17
Valuation Approaches			IV.17
1.	Price-to-Earnings (“P/E”)		IV.18
2.	Price-to-Book (“P/B”)		IV.19
3.	Price-to-Assets (“P/A”)		IV.21
Comparison to Recent Offerings			IV.21
Valuation Conclusionz			IV.21

RP® Financial, LC.

LIST OF TABLES
ANCHOR BANK
Aberdeen, Washington

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	I.5
1.2	Historical Income Statements	I.9

2.1	Summary Demographic Data	II.5
2.2	Primary Market Area Employment Sectors	II.9
2.3	Market Area Unemployment Trends	II.10
2.4	Deposit Summary	II.11
2.5	Market Area Counties Deposit Competitors	II.12

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Inc as a% of Average Assets and Yields, Costs, Spreads	III.10
3.4	Loan Portfolio Composition and Related Information	III.13
3.5	Credit Risk Measures and Related Information	III.15
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.16

4.1	Market Area Unemployment Rates	IV.7
4.2	Pricing Characteristics and After-Market Trends	IV.16
4.3	Valuation Adjustments	IV.17
4.4	Public Market Pricing	IV.20

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

          Anchor is a Washington-chartered mutual savings bank headquartered in Aberdeen, Grays Harbor County, Washington. The Bank serves the western area of Washington State, including the southern portion of the Seattle-Tacoma-Bellevue metropolitan statistical area through its main office in Aberdeen and 16 branch offices, six that are located in the headquarters market area of Grays Harbor County, and seven that are located in the Olympia-Tacoma region. Three other branches are located to the south of the Olympia-Tacoma region, and on the Washington State portion of the Portland, Oregon metropolitan area to the south. The Bank’s offices are located in six different counties, as shown in a map of the Bank’s branch offices provided in Exhibit I-1. Anchor is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the FDIC. At September 30, 2009, Anchor had $615.8 million in assets, $425.5 million in deposits and total equity of $44.2 million, equal to 7.17% of total assets. Anchor’s audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

          On July 15, 2008, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank and become a wholly-owned subsidiary of Anchor Bancorp, a newly formed Washington corporation. Anchor Bancorp will offer 100% of its common stock to qualifying depositors of Anchor in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Anchor Bancorp will own 100% of the Bank’s stock, and the Bank will initially be Anchor’s sole subsidiary. A majority of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

          At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the “ESOP”) and reinvestment of the proceeds that are retained by the Company. In the future, Anchor Bancorp may acquire or organize other operating subsidiaries, diversify into other

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2

banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

          Anchor has been serving the western Washington State area since its founding in 1907. Following a long history of serving the Aberdeen/Grays Harbor County area, the Bank began expanding the market area served, initially into the Thurston County/Olympia region. By 1994, the Bank operated a total of six offices, with three offices in rural Grays Harbor County and three offices in the Olympia, Washington area. The branch office network expanded to 20 offices by 2008; subsequently four of the branches were closed in 2009 as part of cost-cutting efforts. The current 16 office network is located in six Washington counties, with five of these offices in supermarket locations. In connection with this growth in the branch office network, in the past two decades the Bank has also diversified the lending operations beyond residential first mortgage lending to include construction/land, commercial real estate/multi-family, commercial business, and consumer loans, including home equity loans. The growth in funding and lending resulted in Anchor reaching an asset base of approximately $700 million in early 2009 and an equity base that totaled approximately $64 million in early 2008.

          Since the latter half of 2007, severely depressed economic conditions in the Bank’s market area, and in particular in the Portland, Oregon metropolitan area, have resulted in substantial home price declines, increased foreclosures and above average unemployment rates. Thus, the Bank has experienced declines in the value of real estate collateral supporting the loan portfolio, and increased levels of loan delinquencies and defaults. In connection with addressing these asset quality problems, Anchor has recorded elevated levels of provisions for loan losses and loan chargeoffs, leading to net operating losses and reductions in the equity base of the Bank.

          Primarily as a result of the increased level of non-performing assets (“NPAs”), on August 12, 2009 Anchor became subject to an Order to Cease and Desist (the “Order”) issued by the FDIC and the DFI. Under this Order, the Bank agreed to take certain measures in the areas of capital, loan loss allowance determination, risk management, liquidity management, board oversight and monitoring of compliance. The Bank also accepts certain operating restrictions as part of the Order. The mutual-to-stock conversion is being pursued, in part, to maintain compliance with capital requirements under the Order and strengthen the Bank’s capital position.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.3

          In response to these issues, in particular the capital requirements of the Order, Anchor has pursued a number of strategic actions in recent periods, including focusing on reducing the level of NPAs, reducing the asset base of the Bank and reducing the expense base. Four supermarket branch offices were closed in the second quarter of 2009, reducing the personnel base and operating costs by an estimated $1.2 million annually. The Bank has de-emphasized new loan originations for portfolio to focus lending department personnel efforts on monitoring existing performing loans, resolving non-performing loans and selling foreclosed assets. Additional credit monitoring personnel have been employed to assist in this effort. In response to the asset quality problems experienced in the construction/land development lending area, Anchor also has been focusing on increasing the balances of commercial business loans, which are seen as advantageous from both a yield and interest rate risk perspective, and provide a source of low cost funds in the form of commercial deposits. Attracting additional core deposits, from both commercial and retail customers, is also a key operating strategy for Anchor, as the Bank is acting to reduce the reliance on wholesale funding sources such as FHLB advances and brokered deposits. Reduction in brokered deposits is also a condition of the Order. Finally, continued efforts to reduce expenses is a key strategy of the Bank, as reductions have been made and are ongoing in the areas of personnel benefits, marketing, capital expenditures and contributions. The Bank believes that once the asset quality and capital issues have been addressed, there remain opportunities in the current market area for expansion, and Anchor anticipates moderate internal growth once the conditions of the Order have been lifted.

          The equity from the stock offering will increase the Bank’s liquidity, leverage and growth capacity and the overall financial strength. Anchor’s higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities (“IEA/IBL”) ratio. The increased equity is expected to reduce funding costs. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

•

The Company. The Company is expected to retain a modest portion of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities or a deposit at the Bank, along with providing the funds for the employee stock ownership plan purchases. Over time, the funds may be utilized for various corporate purposes.

•

The Bank. A majority of the net conversion proceeds will be infused into the Bank as tier 1 capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of general funds, pending deployment into loans and investment securities.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

Balance Sheet Trends

     Table 1.1 shows the Bank’s historical balance sheet data for the most recent five fiscal years. During this period, Anchor’s balance sheet has expanded at a 5.5% annual rate, with loans receivable, representing a majority of the asset base, increasing at the same rate. Assets increased steadily from fiscal 2005 through 2009, to a high of $652.4 million. As described above, the recent rise in asset quality issues and operating losses has resulted in the Bank acting to reduce assets in order to maintain the equity ratio; assets declined to $615.8 million at September 30, 2009. Asset growth since 2005 was funded with increasing levels of deposits and borrowings, with deposits decreasing as a percent of total funding liabilities. Equity increased steadily through fiscal 2008, reflecting net profits during this period; subsequently the above described operating losses have reduced the equity base to $44.2 million at September 30, 2009, a reduction of $18.2 million, or 29% since June 30, 2008. A summary of Anchor’s key operating ratios for the past five years is presented in Exhibit I-3.

          The Bank’s loan portfolio totaled $452.5 million, or 73.5% of assets, at September 30, 2009. From fiscal 2005 through 2008, Anchor’s loans/assets ratio remained in the range of 73% to 78%, reflecting a greater emphasis on lending operations. The recent operating strategy of reducing loan originations and workouts of problem loans has reduced the loans/assets concentration as of September 30, 2009 and the balance of loans receivable declined by $29.2 million over the three months ended September 30, 2009. Increasing dependence on borrowed funds for funding since fiscal 2005 resulted in the loan/deposit ratio increasing from a low of 92.6% at June 30, 2004 to a high of 126.1% at June 30, 2008. The reduction in loans through September 30, 2009 reduced this ratio to 106.0%.

          The Bank’s loan portfolio is a result of a relatively diversified lending program, with notable balances of construction/land, commercial real estate/multi-family, 1-4 family residential, consumer and commercial business loans. While 1-4 family residential lending has been a business strategy since the founding of Anchor in 1907, the Bank has also been active in construction/land and commercial real estate/multi-family lending for many years. Originations of home equity loans have also increased substantially. As noted above, the balances of construction/land loans have been decreasing in recent months due to the de-emphasis of these loans in the current economic environment. At September 30, 2009, 16.9% and 23.1% of total loans consisted of construction/land and 1-4 family residential loans; relatively unchanged from the June 30, 2005 proportions of 15.9% and 16.9%, respectively. Reflecting the reduction in construction/land loans, such loans have declined from a high of 21.7% of loans as of June

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5

Table 1.1
Anchor Mutual Savings Bank
Historical Balance Sheet Data

													6/30/05 9/30/09 Annual Growth Rate

	As of June 30,										September 30, 2009
	2005		2006		2007		2008		2009

	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct

	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)

Total Amount of:
Assets	$490,533	100.00%	$565,295	100.00%	$608,696	100.00%	$626,445	100.00%	$652,435	100.00%	$615,780	100.00%	5.50%
Loans Receivable (net)	359,320	73.25%	441,659	78.13%	478,140	78.55%	491,686	78.49%	480,089	73.58%	452,461	73.48%	5.57%
Cash and Equivalents	9,212	1.88%	7,892	1.40%	10,916	1.79%	11,003	1.76%	42,388	6.50%	21,138	3.43%	21.58%
Investment Securities	80,138	16.34%	74,198	13.13%	75,987	12.48%	77,666	12.40%	79,867	12.24%	83,216	13.51%	0.89%
FHLB Stock	5,503	1.12%	5,503	0.97%	5,503	0.90%	6,123	0.98%	6,510	1.00%	6,510	1.06%	4.03%

Fixed Assets	14,496	2.96%	14,750	2.61%	15,258	2.51%	15,530	2.48%	15,413	2.36%	15,096	2.45%	0.96%
Other Real Estate Owned	3,997	0.81%	1,794	0.32%	2,087	0.34%	1,524	0.24%	2,990	0.46%	12,182	1.98%	29.98%
Mortgage Servicing Rights	723	0.15%	704	0.12%	572	0.09%	652	0.10%	875	0.13%	962	0.16%	6.95%
BOLI	12,592	2.57%	14,307	2.53%	14,919	2.45%	15,537	2.48%	16,217	2.49%	16,393	2.66%	6.40%
Other Assets	4,552	0.93%	4,489	0.79%	5,315	0.87%	6,724	1.07%	8,086	1.24%	7,822	1.27%	13.59%

Deposits	$356,154	72.61%	$399,084	70.60%	$443,354	72.84%	$389,949	62.25%	$471,713	72.30%	$425,453	69.09%	4.27%
FHLB Advances, Other Borrowed Funds	72,800	14.84%	99,943	17.68%	96,665	15.88%	165,165	26.37%	129,500	19.85%	136,900	22.23%	16.02%
Other Liabilities	7,708	1.57%	10,043	1.78%	8,157	1.34%	8,969	1.43%	8,308	1.27%	9,270	1.51%	4.44%

Equity	$53,871	10.98%	$56,224	9.95%	$60,520	9.94%	$62,362	9.95%	$42,914	6.58%	$44,157	7.17%	-4.57%

Loans/Deposits		100.89%		110.67%		107.85%		126.09%		101.78%		106.35%

Offices Open	15		17		20		20		16		16

(1) Ratios are as a percent of ending assets.

Source: Audited and unaudited financial statements; RP Financial calculations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6

30, 2007. Since June 30, 2005, consumer loans, including home equity loans, increased from 9.2% to 15.8% of total loans. Total commercial loans (real estate and non-real estate) decreased from 39.8% to 31.3% of total loans from fiscal 2005 to September 30, 2009. Multi-family residential loans also decreased from fiscal 2005 to September 30, 2009 from 17.4% to 11.1% of total loans.

          The residential mortgage loan portfolio consists of both fixed and adjustable rate loans as the Bank attempts to generally sell longer term fixed rate loans into the secondary market, or alternatively, securitizes small pools of fixed rate loans into Freddie Mac issued mortgage-backed securities (“MBS”) which are then held in the investment portfolio. The majority of the Bank’s 1-4 family residential mortgage loans conform to standards set by Freddie Mac. Anchor typically retains servicing on loans that are sold into the secondary market. The mortgage servicing rights (“MSRs”), which are capitalized, totaled $962,000 as of September 30, 2009, reflecting a portfolio of loans serviced for others of $157.8 million as of that date. In addition, Anchor sold $8.0 million in commercial real estate loan participations during fiscal 2008.

          The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Anchor’s overall credit and interest rate risk objectives. The ratio of cash, equivalents and investments to assets has remained relatively constant as a percent of assets since the end of fiscal 2005 as the loan portfolio has. As of September 30, 2009, the Bank’s portfolio of cash and cash equivalents totaled $21.1 million, equal to 3.4% of assets, with these funds utilized for daily operations and cash flow needs. The investment securities portfolio, which includes MBS, U.S. government agency obligations and municipal bonds has remained at approximately $75 to $80 million since 2005.

          At September 30, 2009, investment securities include MBS held as available for sale (“AFS”), $62.2 million, and held-to-maturity (“HTM”) $11.6 million (see Exhibit I-4 for the investment portfolio composition). All MBS are backed by fixed rate loans originated by Anchor and then pooled into Freddie Mac MBS. High quality short-to-intermediate term U.S. agency securities (with effective durations of less than 10 years) comprise another segment of the investment portfolio, totaling $5.2 million at September 30, 2009. Beyond these investments, the Bank held $4.0 million of municipal bonds (essentially all classified as AFS) that provide tax advantaged income, and $6.5 million of FHLB stock. No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

          Reflecting the level of NPAs, including problem loan credits, the Bank has made significant progress in gaining ownership of these assets through foreclosure. As of September 30, 2009, Anchor held a balance of other real estate owned (“OREO”) of $12.2 million, or 2.9% of assets, a sharp increase from historical levels. However, gaining ownership of these properties allows the Bank to dispose of such assets in a manner that is most beneficial to the Bank and its financial condition.

          As of September 30, 2009, Anchor held a balance of bank owned life insurance (“BOLI”) totaled $16.4 million, which reflects growth since the end of fiscal 2005 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank’s management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

          The Bank’s 16 office locations include eight owned offices and eight leased offices. The administrative office in Aberdeen is a 7,410 square foot building with a net book value of approximately $2.6 million at September 30, 2009. There are no retail deposit services at this location. This office, along with investment in the other branch offices (including land, buildings, and furniture, fixtures and equipment), totaled $16.4 million, or 2.66% of assets as of September 30, 2009. This investment in fixed assets reduces the level of interest earning assets on the balance sheet.

          Over the past five and one-quarter years, Anchor’s funding needs have been supported with both retail and wholesale (brokered) deposits, with an increasing trend of supplemental funding provided by borrowings, and retained earnings. From year end 2004 through September 30, 2009, the Bank’s deposits increased at an annual rate of 4.3%, which is net of a decline of $46.3 million, or 9.8% during the three months ended September 30, 2009. This recent decline in deposits was primarily due to the maturity and withdrawal of brokered certificates of deposit (“CDs”), which were not able to be retained due to a condition of the Order; the withdrawal of these funds enabled the overall reduction in assets. Deposits as a percent of assets ranged from a high of 72.8% at year end 2007 to a low of 62.3% at year end 2008. As of September 30, 2009, the Bank’s deposits totaled $425.5 million, of which $65.3 million were brokered deposits. The Bank maintains a concentration of deposits in core transaction and savings account deposits, which comprised 20.5% of deposits at September 30, 2009, versus 17.0% of total deposits at year end 2007. The rollout of brokered CDs in the most

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recent periods facilitated the increase in the concentration of core deposits comprising total deposits since year end 2007.

          Over the past five years, Anchor has utilized funding with borrowings to an increasing extent to support asset size, fund lending operations, and to manage funding costs and interest rate risk. Borrowings totaled $136.9 million, or 22.2% of assets, at September 30, 2009, with most of the borrowings having maturities of less than 30 months. The Bank’s utilization of borrowings has been generally limited to fixed rate, fixed maturity characteristics and short-term overnight FHLB advances.

          The balance of equity increased between fiscal 2005 and 2007 as the Bank recorded profitable operations. The net losses experienced in fiscal 2009 and through September 30, 2009 resulted in a net reduction in equity since year end 2005 at an annual rate of 4.6%. Reflecting this decline in equity, the equity-to-assets ratio declined from 11.0% at year end 2005 to 7.2% at September 30, 2009, as the increase in assets over that same time period also acted to reduce the equity ratio. All of the Bank’s equity is tangible, and the Bank maintained surpluses relative to all of its regulatory capital requirements at September 30, 2009. However, the terms of the Order require the Bank to achieve and maintain a 10% tier 1 capital ratio, which is projected to be achieved by the addition of stock proceeds. The pro forma return on equity (“ROE”) is expected to initially decline given the increased equity position.

Income and Expense Trends

          Table 1.2 presents the Bank’s income and expense trends over the past five and one quarter years. After a history of profitable operations, and recording income through fiscal 2008, the previously discussed severely depressed economic conditions in the Bank’s market area resulted in sharp rises in NPAs, leading to the requirement for loan loss provisions in fiscal 2009. For fiscal 2009, Anchor recorded a net loss of $20.3 million, or 3.10% of average assets, while for the 12 months ended September 30, 2009, the net loss was $19.2 million, or 2.95% of average assets. The Bank recorded net income of $0.6 million for the three months ended September 30, 2009, indicating the potential for a return to profitability. Income in 2005 was supported by a $1.3 million gain on the sale of real estate owned (“REO”), while in more recent periods the Bank has experienced losses on the resolution of OREO properties, impairment of investment securities and sales of other assets. Net interest income and operating expenses

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Table 1.2
Anchor Mutual Savings Bank
Historical Income Statements

	For the Year Ended, June 30,										For the 12 Mths Ended, September 30, 2009
	2005		2006		2007		2008		2009

	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)

	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)

Interest Income	$29,408	6.17%	$33,710	6.43%	$40,872	6.71%	$40,131	6.64%	$37,050	5.67%	$36,178	5.54%
Interest Expense	(12,341)	-2.59%	(15,574)	-2.97%	(22,203)	-3.64%	(22,665)	-3.75%	(20,748)	-3.18%	(19,994)	-3.06%

Net Interest Income	$17,067	3.58%	$18,136	3.46%	$18,669	3.06%	$17,466	2.89%	$16,302	2.50%	$16,184	2.48%
Provision for Loan Losses	(615)	-0.13%	(546)	-0.10%	(720)	-0.12%	(3,545)	-0.59%	(20,263)	-3.10%	(20,379)	-3.12%

Net Interest Income after Provisions	$16,452	3.45%	$17,590	3.35%	$17,949	2.95%	$13,921	2.30%	$(3,961)	-0.61%	$(4,195)	-0.64%

Noninterest Income	$3,780	0.79%	$5,235	1.00%	$5,813	0.95%	$6,152	1.02%	$5,969	0.91%	$5,845	0.90%
Operating Expense	(15,329)	-3.21%	(17,258)	-3.29%	(18,277)	-3.00%	(18,828)	-3.11%	(23,496)	-3.60%	(22,593)	-3.46%

Net Operating Income	$4,903	1.03%	$5,567	1.06%	$5,485	0.90%	$1,245	0.21%	$(21,488)	-3.29%	$(20,943)	-3.21%

Gain(Loss) on Sale of REO	$1,255	0.26%	$0	0.00%	$0	0.00%	$(72)	-0.01%	$(322)	-0.05%	$(253)	-0.04%
Gain(Loss) on Sale of Loans	(27)	-0.01%	(68)	-0.01%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Other Than Temp Impairment FNMA	0	0.00%	0	0.00%	0	0.00%	(365)	-0.06%	(635)	-0.10%	0	0.00%
Gain(Loss) on Sale of Investments	38	0.01%	(46)	-0.01%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Gain(Loss) on Sale of Other Assets	(8)	0.00%	0	0.00%	(102)	-0.02%	(24)	0.00%	(731)	-0.11%	(783)	-0.12%

Total Non-Operating Income/(Expense)	1,258	0.26%	(114)	-0.02%	(102)	-0.02%	(461)	-0.08%	(1,688)	-0.26%	$(1,036)	-0.16%

Net Income Before Tax	$6,161	1.29%	$5,453	1.04%	$5,383	0.88%	$784	0.13%	$(23,176)	-3.55%	$(21,979)	-3.37%
Income Tax Provision (Benefit)	(1,822)	-0.38%	(1,573)	-0.30%	(1,544)	-0.25%	2	0.00%	2,923	0.45%	2,742	0.42%

Net Income (Loss)	$4,339	0.91%	$3,880	0.74%	$3,839	0.63%	$786	0.13%	$(20,253)	-3.10%	$(19,237)	-2.95%

Adjusted Earnings
Net Income	$4,339	0.91%	$3,880	0.74%	$3,839	0.63%	$786	0.13%	$(20,253)	-3.10%	$(19,237)	-2.95%
Add(Deduct): Net Gain/(Loss) on Sale	(1,258)	-0.26%	114	0.02%	102	0.02%	461	0.08%	1,688	0.26%	1,036	0.16%
Tax Effect (2)	372	0.08%	(33)	-0.01%	(29)	0.00%	1	0.00%	(213)	-0.03%	(129)	-0.02%

Adjusted Earnings	$3,453	0.72%	$3,961	0.76%	$3,912	0.64%	$1,248	0.21%	$(18,778)	-2.87%	$(18,330)	-2.81%

Expense Coverage Ratio (3)	111.3%		105.1%		102.1%		92.8%		69.4%		71.6%
Efficiency Ratio (4)	73.5%		73.8%		74.7%		79.7%		105.5%		102.6%
Effective Tax Rate (Benefit) (5)	-29.6%		28.8%		-28.7%		0.3%		-12.6%		-12.5%

(1)	Ratios are as a percent of average assets
(2)	Utilizes effective tax rate for the period.
(3)	Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses
(4)	Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains)
(5)	Based on reported financial statements

Source: Audited & unaudited financial statements & RP Financial calculations

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represent the primary components of the Bank’s income statement. Other revenues for the Bank largely are derived from customer service fees and charges on the deposit base and lending operations. In addition to a higher level of loan loss provisions due to recent asset quality issues, an additional reason for lower profitability has been a downward trending net interest income ratio.

          The Bank’s net interest income to average assets ratio declined from 3.58% during 2005 to 2.50% during 2009 and then further decreased to 2.48% for the 12 months ended September 30, 2009. While the ratio is supported by the higher yield loan portfolio (which has a significant balance of higher yielding construction, commercial and consumer loans), the ratio is reduced by the higher level of non-accruing loans, which reduce the level of interest income recognized. The decline in the net interest income ratio since fiscal 2005 reflected the higher cost of funding with an increasing level of borrowings over the 2005-2008 time period, the use of brokered deposits in recent periods which are more costly than retail deposits, and the unfavorable yield curve in 2006 and 2007, which narrowed the yield-cost spread. The Bank’s interest rate spreads and yields and costs for the past three years are set forth in Exhibits I-3 and I-5.

          Non-interest operating income (“other income”) increased notably in 2006 as the Bank changed the various deposit, loan and other banking services fee structures to reflect the competitive environment. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts and loans constituting the primary source of non-interest income for the Bank. Anchor also receives a material level of income from the BOLI investment. Since fiscal 2006, the level of other income has increased at a rate slightly slower than the asset base, and totaled $5.8 million, or 0.90% of average assets for the 12 months ended September 30, 2009.

          Operating expenses represent the other major component of the Bank’s income statement, ranging from a low of 3.00% of average assets during 2007 to a high of 3.60% of average assets during fiscal 2009. Since 2005, operating expenses have generally increased somewhat faster than assets, and totaled $22.6 million, or 3.46% of average assets for the 12 months ended September 30, 2009. The increase in the dollar amount of operating expenses since 2005 reflects the overall increase in the asset and liability base, including the opening of new offices and expansion of the various operating departments of the Bank, such as the loan department. The trailing twelve month expense level through September 30, 2009 reflects the expense savings of the branch closings and other efforts as such expenses are lower than the comparable period ending June 30, 2009. The Bank’s level of operating expenses is indicative

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of the higher staffing needs associated with the branch office network, and the recent costs of addressing problem asset issues. Likewise, the higher staffing needs associated with generating and servicing transaction and saving account deposits, which comprise a relatively high percentage of the Bank’s deposit composition, have also been a factor. Upward pressure will be placed on the Bank’s expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

          The decreasing trend in the net interest income ratio since fiscal 2005 has caused the expense coverage ratio (net interest income divided by operating expenses) to gradually decline such that the ratio was 71.6% for the last 12 months compared to 111.3% for fiscal 2005. The relatively strong other income has partially mitigated this decline in the expense coverage ratio. Similarly, Anchor’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 102.6% during the 12 months ended September 30, 2009 was less favorable than the 73.5% efficiency ratio maintained for fiscal 2005. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

          As noted earlier, loan loss provisions increased in the most recent periods, reflecting the asset quality issues of the Bank. In fiscal 2008, Anchor began to be impacted by the general slowdown of the housing market and the increase in foreclosure activities, in particular related to the construction/land lending program. During fiscal 2009, the Bank incurred a provision of $20.3 million primarily in relation to the construction loan/land portfolio and a rise in delinquencies and problem assets. Similarly, the provision was $20.4 million for the 12 months ended September 30, 2009. Anchor maintained allowance for loan losses of $21.0 million, equal to 65.69% of non-accruing loans, 37.07% of non-performing assets, and 4.63% of net loans receivable. Exhibit I-6 sets forth the Bank’s allowance for loan loss activity during the past two and one-half years.

          Non-operating items have had a modest impact on the Bank’s income statement in recent years and have consisted primarily of losses on the resolution of OREO, the impairment of an investment security, and losses on the sale of other assets.

          The Bank’s tax situation has been impacted by the varying levels of income recorded over the past five and one quarter years, and by the investment in BOLI and municipal bonds. For fiscal years 2005 through 2007, Anchor recorded a tax liability of approximately 29% of pre-tax net income, while for fiscal 2008, the effective tax rate was 0.3% due to the above

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mentioned factors and the loan loss provisions booked. For the most recent periods, Anchor has recorded a tax benefit due to the losses incurred. As of September 30, 2009, Anchor recorded a federal income tax receivable of $3.8 million, representing a refund on previous taxes paid. In addition, the Bank maintained a net deferred tax asset of $5.8 million as of September 30, 2009, with most of this balance consisting of the tax benefit of net operating losses incurred in the most recent year. However, a valuation allowance equal to $5.4 million has been established against this asset, reflecting the uncertainty as to the timing of the use of this asset. The Bank’s marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

          The Bank’s balance sheet is liability-sensitive in the shorter-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2006 and the first half of 2007 in which the yield curve was inverted due to short-term interest rates increasing to levels that exceeded the yields earned on longer-term Treasury bonds. Anchor primarily measures its interest rate risk exposure by modeling the potential changes to its net interest income (“NII”) for a twelve month period under rising and falling interest rate scenarios as well as by assessing the impact to its net portfolio value (“NPV”). As of September 30, 2009 the Net Portfolio Value (“NPV”) analysis, which measures interest rate risk over the longer term by estimating the market value of assets net of the market value of liabilities pursuant to a given change in interest rates, indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 26.8% decline in the Bank’s NPV (see Exhibit I-7). Alternatively, projected net interest income is projected to increase by a modest 2.2% over the first year assuming a positive 200 basis point instantaneous and permanent reduction in interest rate levels.

          The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market or securitization when such a strategy is appropriate and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term and adjustable rate loans. As of September 30, 2009, of the Bank’s total loans due after September 30, 2010, ARM loans comprised 19.9% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a

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concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 41.5% of the Bank’s deposits at September 30, 2009. In addition, the Bank structures certain borrowings with maturities that match fund portions of the loan portfolio. The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank’s capital will lessen the proportion of interest rate sensitive liabilities funding assets.

          There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank’s loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

          The Bank’s loan portfolio reflects a relatively diversified lending program, with notable balances of construction/land, commercial real estate/multi-family, 1-4 family residential, consumer and commercial business loans. While 1-4 family residential lending has been a business strategy since the founding of Anchor in 1907, the Bank has been active in construction/land and commercial real estate/multi-family lending for many years. Originations of home equity loans have also increased substantially in recent years. Details of the Bank’s loan portfolio composition are shown in Exhibit I-9, while Exhibit I-10 provides details of the Bank’s loan portfolio by contractual maturity date.

          Commercial Real Estate/Multi-Family Lending

          The largest segment of the loan portfolio consists of commercial real estate/multi-family loans, which are attractive credits given the higher yields, larger balances, shorter duration and prospective relationship potential of these types of loans. As of September 30, 2009, commercial real estate/multi-family loans totaled $179.9 million, or 38.0% of the total loan portfolio. Of that amount, $29.9 million, or 16.6%, was identified as owner-occupied commercial real estate, and the remainder, $150.0 million or 83.3%, was secured by income producing, or non-owner occupied property. As of the same date, $141.0 million, or 78.4% of the commercial real estate loan portfolio carried fixed rate terms. These loans are generally priced at a higher rate of interest, have larger balances and involve a greater risk profile than 1-4 residential

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mortgage loans. Often the payments on commercial real estate loans are dependent on successful operations and management of the property. The Bank will generally require and obtain loan guarantees from financially capable borrowers.

          The average loan size of these loan types is approximately $0.8 million, with the Bank’s typical customer consisting of small- to mid-sized businesses located in the market area served. Both fixed and adjustable rate mortgage loans are offered, secured by a wide variety of commercial properties located primarily across the Puget Sound region, including hotels, office space, warehouses, retail centers and office buildings. The variable rate loans are originated with rates that generally adjust after an initial period of three to 10 years, with amortization periods of up to 30 years. These loans are usually indexed to a Federal Home Loan Bank borrowing rate plus an acceptable margin. Fixed rate commercial real estate loans are also originated with terms to maturity up to 10 years with up to 30 year amortization periods. Commercial real estate loans are originated at loan-to-value ratios (“LTV”) generally not above 80% and financial statements are required to be submitted annually. A minimum debt service coverage ratio of 1.2 times is generally required, and In addition, personal guarantees are obtained from the primary borrowers on most credits.

          Construction/Land Loans

          The Bank has originated residential and, to a lesser extent, commercial construction/land loans, with such loans totaling $80.1 million, or 16.9% of loans outstanding, at September 30, 2009. Anchor has substantially reduced origination activities in this area given the recent depressed economic conditions, the decline in construction activity, and the resultant rise in problem construction/development loans. These types of loans shorten the average duration of the loan portfolio and also support asset yields. The Bank has made loans to individuals for the construction of their own residences (pre-sold properties), which are typically structured as construction/permanent loans. Anchor has also in the past originated loans to speculative homebuilders for the construction of single-family residences and residential development projects (speculative properties), although this lending activity has ceased. The current emphasis in on originating custom construction loans to individual borrowers in an attempt to reduce future credit risk in the overall construction loan portfolio. The maximum loan-to-value ratio on pre-sold loans is generally up to 90% of the appraised value or the sales price. Construction loans on pre-sold properties usually have terms of up to 12 months. Essentially all of the construction loans have rates based on the prime rate of interest, with interest only payments during the construction phase.

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          While the Bank has originated construction loans in most areas of the market area served by branch offices, a substantial portion of the construction loan portfolio is secured by properties located in the Portland, Oregon metropolitan statistical area. This lending operation was most active prior to 2008, and the loans were obtained through a loan broker relationship. Due to a downturn in the housing market and weaknesses with the builders, delinquencies and problem loans in this portfolio have increased substantially in recent months, and Portland, Oregon-located construction loans currently make up a majority of non-performing assets (“NPAs”). The workout period and amount of losses that may be incurred in this portion of the loan portfolio is uncertain, but represents a significant weakness in the Bank’s loan portfolio and asset quality situation.

          Anchor has also originated construction loans on commercial properties, including loans for multi-family, retail space, warehouses and office buildings. These loans generally convert to permanent financing upon completion of construction. The maximum LTV for these loans is usually 80% of the appraised value. Land development loans are also originated to contractors and developers for holding land for future development. These loans are generally limited to LTV’s of 75%, with two year terms at a fixed rate of interest.

          Commercial Business Lending

          Another segment of the commercial lending activities of Anchor include loans on non-real estate commercial business assets such as business lines of credit, term loans and letters of credit. The Bank originates commercial business loans to small- and mid-sized businesses located regionally, including loans to provide working capital and secured by accounts receivable, inventory or property, plant and equipment. As of September 30, 2009, the Bank had $21.0 million of commercial business loans in portfolio, equal to 4.4% of total loans. These loans usually have shorter terms and higher interest rates than real estate loans, and are usually variable-rate, indexed to the prime rate of interest plus a margin. Loan terms generally vary from one to seven years. Loan-to-value ratios for these types of loans are generally limited to 80%. The typical business loan customer is similar to the loan customers for commercial real estate loans.

          Residential Real Estate Lending

          Anchor has historically engaged in the origination of first mortgage loans secured by traditional 1-4 family residential owner-occupied property, with such loans both retained in

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portfolio and selectively sold into the secondary market, generally on a servicing retained basis. Past originations and portfolio balances of adjustable rate residential loans have been modest due to customer preferences and competitive factors. As of September 30, 2009, residential mortgage loans equaled $109.0 million, or 23.1% of total loans, with adjustable rate loans totaling $18.9 million, or 17.4% of total residential first mortgage loans.

          Anchor offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, primarily Freddie Mac, with most of the 1-4 family mortgage loans secured by residences in the local markets surrounding the branch office locations. ARM loans offered by the Bank have initial repricing terms of three, five or seven years. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Fixed rate loans are offered for terms of 15 to 40 years, and loan pricing is established by using Freddie Mac secondary market pricing. Residential loans are generated through Bank’s in-house lending staff. As a result of past loan sales, the Bank maintained a balance of loans serviced for others of $157.8 million as of September 30, 2009. In accordance with Freddie Mac loan underwriting guidelines, most of the Bank’s 1-4 family loans are originated with LTV ratios of up to 80%, with private mortgage insurance (“PMI”) being required for loans in excess of an 80% LTV ratio.

          Home Equity/2nd Mortgage Loans

          Anchor has been active in home equity lending, with the focus of such lending conducted in the geographic footprint served by the branches. The Bank originates home equity loans, consisting of loans with adjustable rates tied to the prime rate of interest with terms of up to 20 years and maximum combined LTV ratios of up to 100%, including any underlying first mortgage. 2nd mortgage loans are typically fixed rate, amortizing loans with terms of up to 20 years. Historically the Bank has priced these loans competitively in the local market area. Total 2nd mortgage/home equity loans equaled $48.5 million, or 10.2% of the loan portfolio, as of September 30, 2009.

          Consumer Lending

          As a full-service community bank, Anchor also originates a variety of consumer loans, including loans secured by automobiles, recreational vehicles, boats, credit cards and personal loans. As of September 30, 2009, consumer loans totaled $26.1 million, or 5.5% of total loans. The Bank offers such loans since they tend to have shorter maturities and higher interest rates

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than mortgage loans. These loans are underwritten and originated by in-house personnel with rates and terms set by the Bank’s internal loan policies and competitive factors.

          Automobile loans totaled $12.6 million at September 30, 2009 and are extended for up to seven years with fixed rates of interest. Effective management of the higher credit risk of such lending is achieved through proper underwriting policies and procedures. The remaining portion of the consumer loan portfolio includes smaller balances of recreational vehicle loans, personal loans, boat loans, and other miscellaneous loans. The Bank intends to continue offering these types of loans as a service to retail customers.

          Exhibit I-11 provides a summary of the Bank’s lending activities over the past three fiscal years and for the three months ended September 30, 2009. Lending volumes have fluctuated over this time period, with total loans originated reaching a high of $176.8 million during the 12 months ended June 30, 2008, decreasing to $144.9 million during fiscal 2009. For the 12 months ended September 30, 2009, loan originations totaled $133.2 million. Within these loan categories, construction/land and 1-4 family residential originations totaled $78.8 million, or 59.2% of total originations for the most recent 12 month period. Home equity loans comprised 7.3% of originations. Loan purchases have been modest since 2007, and consisted primarily of commercial real estate/multifamily loans. Loan sales, consisting of 1-4 family fixed rate loans and certain commercial real estate participation loans, totaled $33.9 million for fiscal 2009 and $48.7 million for the most recent 12 month period, consisting solely of 1-4 family fixed rate residential loans.

Asset Quality

          Anchor’s diversified lending operations include originations of construction/land, commercial real estate/multi-family, commercial business and consumer loans, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Recently, the Bank has experienced a decline in asset quality, particularly in the construction/land loan portfolio. The ratio of non-performing assets (“NPAs”), inclusive of accruing loans past due 90 days or more, real estate owned (“REO”) and repossessed assets, increased notably for fiscal 2008 and as of September 30, 2009 totaled $56.5 million, or 9.2% of assets at September 30, 2009. As of that date, as shown in Exhibit I-12, non-performing assets included $31.9 million of non-accruing loans (85% of which were construction/land loans), and $12.4 million of loans greater than 90 days delinquent and still accruing (95% of which were construction/land loans). A majority of

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these NPAs were construction/land loans secured by properties in the Portland metropolitan statistical area.

          To track the Bank’s asset quality and the adequacy of valuation allowances, Anchor has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of September 30, 2009, the Bank maintained valuation allowances of $21.0 million, equal to 4.63% of net loans receivable and 65.69% of non-accruing loans.

Funding Composition and Strategy

          Deposits have consistently accounted for the major portion of the Bank’s IBL, although over the past five years borrowed funds have steadily increased as the Bank has relied on borrowed funds to a greater extent to fund asset growth objectives. At September 30, 2009 deposits equaled $425.5 million, or 76% of total deposits and borrowings, down from 83% at June 30, 2005. Exhibit I-13 sets forth the Bank’s deposit composition for the past three and one quarter years and Exhibit I-14 provides the interest rate and maturity composition of the certificate of deposit (“CD”) portfolio at September 30, 2009. CDs constitute the largest portion of the Bank’s deposit base. In 2009, money market accounts increased as a proportion of total deposits as efforts were made to bring such funds into portfolio at attractive rates. Subsequent to June 30, 2009, the rate paid on these accounts was lowered and a notable portion of such funds were withdrawn by September 30, 2009. In addition, due to the requirements of the Order, wholesale funds such as brokered deposits are not being renewed, resulting in a decline in total certificates for the three months ended September 30, 2009.

          Transaction and savings account deposits equaled $176.8 million, or 41.5% of total deposits, at September 30, 2009, versus $132.6 million, or 29.9% of total deposits, at June 30, 2007. The balance of the Bank’s deposits consists of CDs, with Anchor’s current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of September 30, 2009, the CD portfolio totaled $249.4 million, or 58.6% of total deposits, and 67.2% of the CDs were scheduled to mature in one year or less. As of September 30, 2009, jumbo CDs (balances exceeding $100,000) amounted to $128.5 million, or 51.6% of total CDs. The Bank maintained approximately $65.3 million of brokered CDs as of September 30, 2009. As noted above, the balances of CDs in recent years has been affected by offering rates,

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I.19

which increases the attractiveness of those deposits relative to lower yielding transaction and savings account deposits.

          Borrowings have served as an alternative funding source for the Bank to facilitate asset growth, management of funding costs and interest rate risk. Anchor maintained $136.9 million of FHLB advances at September 30, 2009 with a weighted average rate of 4.06%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates primarily through 2010. Exhibit I-15 provides further detail of the Bank’s borrowings activities during the past three years.

Legal Proceedings

          The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

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II.1

II. MARKET AREA

Summary of Market Area

          Anchor conducts operations out of the administrative office, 16 branch offices and one loan production office in Western Washington. The main office is located in Aberdeen, in Grays Harbor County, Washington. Aberdeen is located approximately 110 miles southwest of Seattle and 145 miles northwest of Portland, Oregon. The branches extend to Mason County to the northeast, Thurston and Pierce Counties to the east, and Lewis County and Clark County to the southeast. Exhibit II-1 provides details regarding the Bank’s investment in office facilities.

          The market environment in the areas served by Anchor’s branches is highly diverse. Throughout much of the Bank’s history, Anchor’s operations were centered in Aberdeen and Grays Harbor County. Grays Harbor County is a relatively rural market along the central Washington coast where the traditional industries were logging and fishing. The relatively small size of the market (in population) coupled with limited growth and a relatively volatile economy based on natural resources led Anchor to expand into the lower Puget Sound region, including the Tacoma-Bellevue area and eventually into the Portland-Vancouver metropolitan area.

          The Pacific Northwest region has long experienced a relatively steady economy, not experiencing boom and bust time periods as has been common in other areas of the country. The regional economy is driven by the Puget Sound area which has had a historical dependence on the aerospace industry and has had periods of strong growth and alternatively, reductions in activity. Through 2007, growth rates had been steady and long-term growth trends were favorable as the market area continued to maintain a highly educated and motivated workforce, and the Puget Sound region of Western Washington remained a desirable place to live. However, in the most recent periods, the Puget Sound region has experienced the national issues related to home value declines, foreclosure rates, or other real estate related problems that are prevalent across most of the country.

          Future growth opportunities for Anchor depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of Anchor’s market area. The growth potential and the stability provided by the market area have

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II.2

a direct bearing on the market value of the Bank, and will be factored into our valuation analysis accordingly.

National Economic Factors

          The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy has experienced a severe downturn in the most recent 12-18 months, as the fallout of the housing crisis has caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession has been the worst since the great depression of the 1930s. During the 12 month period ending September 2009, total U.S. employment has decreased by 6.2 million jobs, as consumers have cut back on spending, causing a reduction in the need for many products and services. Total personal wealth has declined notably due to the housing crisis and drop in real estate values. The nation’s gross domestic product fell at an annualized rate of 0.7% in the second quarter of 2009, compared to a 6.4% annualized decline in the first quarter of 2009 and 1.5% growth in the year ago first quarter. The economic recession has caused the inflation rate to decrease notably during the first six months of 2009. Inflation totaled 3.85% for all of 2008, and was a negative 0.9% on an annualized basis for the nine months ended September 30, 2009, indicating a deflationary period. The reduction in employment has also led to fears of a prolonged period of economic stagnation, as consumers will be unwilling or unable to increase spending. Offsetting these factors is the significant increase in the personal savings rate, which was 3.0% for the month of August 2009. The unemployment rate increased to 9.8% as of September 2009, the highest level since the early 1980s, and an increase from 6.2% in September 2008. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

          The Northwest region is not immune to national economic trends as the regional residential and commercial real estate markets have felt the impact of the nationwide recession, with lowered housing prices and an almost complete shutdown of the construction industry. Similar to many areas of the country, the Northwest region residential and commercial real

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estate markets were to an extent overinflated by the “housing bubble”. This factor has materially affected the operations of many financial institutions, who are experiencing increasing levels of problem assets and net losses.

          The major stock exchange indices have reflected this downturn in the national economy, reporting significant volatility and a strong downward trend during the 12 months ended March 31, 2009, offset in part by a recovery in stock prices during the 2nd and 3rd quarters of 2009. Stocks remain materially lower than the all-time highs reached in 2007. The overall decline in stock prices has also materially impacted household wealth, which also could impact future economic growth. As an indication of the changes in the nation’s stock markets over the last 12 months, as of October 30, 2009, the Dow Jones Industrial Average closed at 9,712.73 an increase of 5.8% from October 30, 2008, while the NASDAQ Composite Index stood at 2,045.11, an increase of 20.4% over the same time period. The Standard & Poors 500 Index totaled 1,036.19 as of October 30, 2009, an increase of 8.6% from October 30, 2008.

          Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures reached historical highs, median home values declined by double digits in most areas of the country, and the housing construction industry has been decimated. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Many analysts continue to express uncertainty as to when the housing market will bottom-out, nationally, and resume an upward trend as far as home values. Commercial lending trends are also showing weakness, particularly in the area of refinancing of existing debt, leading to uncertainty for the coming periods.

Interest Rate Environment

          Through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly

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II.4

negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

          As of December 2008, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through October 30, 2009. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. As of October 30, 2009, one- and ten-year U.S. government bonds were yielding 0.37% and 3.41%, respectively, compared to 1.36% and 4.00%, respectively, as of October 30, 2008. This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 4.00% as of October 30, 2008 to 3.25% as of October 30, 2009. Historical interest rate trends are presented in Exhibit II-2.

Market Area Demographics

          Table 2.1 presents information regarding the demographic and economic trends for the Bank’s market area from 2000 to 2009 and projected through 2014, with additional data shown in Exhibit II-3. Data for the nation and the state of Washington is included for comparative purposes. The size and scope of the market area is evidenced by the demographic data, which shows that as of 2009 the total population of the market area counties was 1.7 million, approximately 25% of the state population.

          The Bank’s traditional markets in Grays Harbor County, where the Bank has its highest concentration of branches and amount of deposits, remain rural in character and population and household growth rates have trended below the average size for the state of Washington and below the national average. In view of the small size and limited growth trends of its traditional markets in Grays Harbor County, the Bank expanded into the larger more dynamic markets in the southern Puget Sound area and Clark County, Washington to take advantage of the economic benefits of these more populated areas. These areas have benefited from a number of market and economic factors including the growth of the aerospace and technology-oriented industries, as well as the number of highly educated residents.

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Table 2.1
Anchor Bank
Summary Demographic Data

	Year			Annual Growth Rate

	2000	2009	2014	2000-2009	2009-2014

Population (000)
United States	281,422	309,732	324,063	1.1%	0.9%
Washington	5,894	6,691	7,119	1.4%	1.2%
Grays Harbor County	67	72	74	0.8%	0.5%
Thurston County	207	249	275	2.1%	1.9%
Lewis County	69	76	79	1.1%	1.0%
Pierce County	701	808	865	1.6%	1.4%
Mason County	49	59	64	1.9%	1.7%
Clark County	345	435	485	2.6%	2.2%

Households (000)
United States	105,480	116,523	122,109	1.1%	0.9%
Washington	2,271	2,584	2,753	1.4%	1.3%
Grays Harbor County	27	28	29	0.6%	0.5%
Thurston County	82	98	108	2.1%	2.0%
Lewis County	26	29	30	1.0%	1.0%
Pierce County	261	301	323	1.6%	1.4%
Mason County	19	23	25	2.0%	1.8%
Clark County	127	158	176	2.5%	2.1%

Median Household Income ($)
United States	$42,164	$54,719	$56,938	2.9%	0.8%
Washington	45,770	60,852	63,758	3.2%	0.9%
Grays Harbor County	34,161	43,490	46,405	2.7%	1.3%
Thurston County	46,877	60,931	63,611	3.0%	0.9%
Lewis County	35,477	45,149	47,664	2.7%	1.1%
Pierce County	45,197	57,926	61,205	2.8%	1.1%
Mason County	39,586	49,324	50,386	2.5%	0.4%
Clark County	48,296	63,693	67,117	3.1%	1.1%

Per Capita Income ($)
United States	$21,587	$27,277	$28,494	2.6%	0.9%
Washington	22,973	29,418	30,921	2.8%	1.0%
Grays Harbor County	16,799	20,263	21,356	2.1%	1.1%
Thurston County	22,415	27,472	28,386	2.3%	0.7%
Lewis County	17,082	20,450	21,169	2.0%	0.7%
Pierce County	20,948	25,926	26,719	2.4%	0.6%
Mason County	18,056	22,686	23,042	2.6%	0.3%
Clark County	21,448	27,578	28,528	2.8%	0.7%

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II.6

Table 2.1
Anc ho r B ank
Summary Demographic Data

2009 HH Net Income Dist. (%)	$0 to $25,000	$25,000- $50,000	$50,000- $100,000	$100,000+

United States	20.94%	24.45%	35.34%	19.26%
Washington	16.96%	23.30%	38.39%	21.35%
Grays Harbor County	27.33%	29.68%	35.00%	7.99%
Thurston County	15.71%	24.80%	41.15%	18.35%
Lewis County	25.10%	30.44%	36.52%	7.95%
Pierce County	16.68%	24.99%	40.36%	17.97%
Mason County	21.15%	29.61%	39.16%	10.08%
Clark County	13.77%	21.63%	41.71%	22.89%

2009 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.

United States	20.2%	27.3%	28.4%	15.1%	9.1%
Washington	19.7%	27.7%	29.0%	15.4%	8.3%
Grays Harbor County	18.3%	24.8%	27.2%	18.9%	10.8%
Thurston County	18.7%	27.1%	29.0%	16.8%	8.5%
Lewis County	19.4%	24.6%	26.6%	18.0%	11.4%
Pierce County	20.6%	28.7%	28.7%	14.4%	7.5%
Mason County	16.6%	22.8%	27.7%	20.6%	12.3%
Clark County	22.5%	27.1%	28.8%	14.8%	6.9%

Source: SNL Financial, LC.

          The relatively small size and rural character of Grays Harbor County is displayed in Table 2.1. Grays Harbor County population was equal to 72,000 as of 2009, which reflects a 0.8% annual rate of growth since the beginning of the decade, while total households were estimated to equal 28,000, which reflects a 0.6% annual growth rate over the corresponding time frame. By comparison, Anchor’s southern Puget Sound markets are urban in character with a combined population estimated at 1.2 million as of 2009. Farther south from the other markets is Clark County, where Anchor opened a branch to take advantage of the thriving economy and growth of the Portland-Vancouver MSA. Clark County had a population of 435,000 in 2009 and the highest reported annual growth of the Bank’s markets at 2.6% from 2000 to 2009, which exceeds the national and state averages.

          Income levels in Grays Harbor County, which are lower than the other market area counties, reflect the rural nature of the market and the relatively heavy reliance on the timber, fishing, and tourism industries for income. Specifically, per capita income equaled $20,263 in Grays Harbor County as of 2009. Per capita income levels ranged from $20,263 in Grays Harbor County to $27,578 in Clark County. Household income distribution patterns provide

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II.7

further support regarding the nature of the Bank’s market as approximately 43% of Grays Harbor County households had income levels in excess of $50,000 annually in 2009, while the ratio was 60% for the state of Washington and 55% for the national average. Anchor’s markets in the southern Puget Sound region and Clark County have comparatively higher income levels as a result of the abundance of white collar and technical jobs as compared to the blue collar job market which prevails in Grays Harbor County.

Summary of Local Economy

          Historically, the economy of Anchor’s markets has been based on timber, fishing and other natural resources. Logging and ancillary industries have traditionally provided a substantial portion of earnings with the area’s renowned forests providing a large supply of relatively inexpensive and accessible wood. Likewise, Grays Harbor is an excellent natural harbor, which coupled with the area’s proximity to fishing grounds in coastal Washington, led to the development of the fisheries industry. While manufacturing remains a major part of the Grays Harbor County economy, over the last several decades, the economy has become somewhat more diversified and in particular, tourism has come to play a much more important role in the Grays Harbor County market. The largest employers in Grays Harbor County are Westport Shipyard, the Community Hospital and the Aberdeen school district.

          The Puget Sound region is the largest business center in both the state of Washington and the Pacific Northwest. Currently, key elements of the economy are aerospace, military bases, clean technology, biotechnology, education, information technology, logistics, international trade and tourism. The region is well known for the long presence of The Boeing Corporation and Microsoft, two major industry leaders, and for its leadership in technology. The workforce in general is well-educated and strong in technology. Washington State’s location with regard to the Pacific Rim, along with a deepwater port has made international trade a significant part of the regional economy (one in three jobs in Washington is tied to foreign exports). The Washington State ports handle 6% of all U. S. exports and 7% of all U.S. imports, and the top five trading partners with Washington State include Japan, Canada, China, Korea and Ireland. Tourism has also developed into a major industry for the area, due to the scenic beauty, temperate climate and easy accessibility.

          The state government plays a large role in the Thurston County market economy owing to its role as the location of the state capitol, Olympia. In this regard, growth occurring in Thurston County has been facilitated by the centralization of state functions in Olympia since

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II.8

the 1960s. Furthermore, Fort Lewis and McChord Air Force Base have continued to play an important role in the local economy as a result of the large number of military personnel living off base and as a result of a significant number of civilian jobs which have been created.

          Lewis County has historically been a resource-based economy, focused in forestry, mining, and agriculture. The county also has a growing tourism and retail trade sector. The county’s largest employers include Providence Centralia Hospital (800 employees), Fred Meyer Distribution (400 employees), Wal-Mart (380 employees), and Hampton Affiliates Wood Products (350 employees).

Market Area Employment Sectors

          Employment data, presented in Table 2.2 on the next page, indicates that similar to many larger, developed areas of the country, services are the most prominent sector for the state of Washington and the six market area counties, comprising approximately 34.5% for the state and an average of 30.7% of total employment for the Bank’s market area. The next largest component of the economy of the market area is government, at 20.5%, reflecting the military bases throughout the Bank’s market area. Wholesale and retail trade, at 14.3%, was another large component of the market area, reflecting the trade employment in the ports of the Puget Sound region. Government employment was highest in Thurston, Mason and Pierce Counties, reflecting the impact of state government, as well as the military bases previously mentioned, with such employment related to the presence of Boeing. Manufacturing employment is highest in Grays Harbor County, as the county’s largest employers are both manufacturing-related. This data indicates that Bank’s market area has a relatively diversified economic base, such that a downturn in any one industry will likely not have a large impact on the entire market area. This diversification provides a level of stability that is a positive factor for financial institutions such as Anchor. Additional information and details regarding employment in the Bank’s market area is presented in Exhibit II-4.

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Table 2.2
Primary Market Area Employment Sectors
(2007 Percent of Labor Force)

	State	Market Area Counties						Mkt Area

Employment Sectors	WA	Grays Hrbr	Thurston	Lewis	Pierce	Mason	Clark	Average

Services	34.5%	27.6%	33.9%	29.2%	33.9%	23.0%	36.3%	30.7%
Government	15.4%	19.5%	28.4%	14.6%	22.1%	25.4%	13.1%	20.5%
Wholesale/Ret. Trade	14.1%	14.3%	13.8%	15.4%	14.3%	13.7%	14.2%	14.3%
Manufacturing	7.9%	12.8%	2.6%	5.8%	3.3%	9.6%	7.9%	7.0%
Construction	7.1%	6.5%	6.0%	5.8%	8.4%	7.6%	9.5%	7.3%
Agriculture	3.1%	6.5%	2.1%	9.2%	0.4%	2.1%	1.3%	3.6%
Fin. Ins. Real Estate	8.6%	6.4%	7.2%	5.0%	8.3%	8.1%	9.5%	7.4%
Transportation/Utility	3.1%	2.8%	2.1%	5.6%	3.6%	1.9%	3.4%	3.2%
Arts, Entertainment	2.2%	1.5%	1.9%	2.0%	1.8%	1.7%	2.3%	1.9%
Information	2.9%	0.8%	1.3%	1.0%	1.1%	0.7%	2.0%	1.2%
Other	1.1%	1.3%	0.6%	6.4%	2.7%	6.1%	0.3%	2.9%

Totals	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: REIS Datasource.

Unemployment Data and Trends

          Table 2.3 provides unemployment data which shows that the unemployment rates in Anchor’s markets have increased over the past 12 months, paralleling the unemployment rate for all of the state of Washington, as well as the national aggregate, which also increased. Thurston County reported an unemployment rate lower than the state and national averages, while the unemployment rate for Washington was also somewhat lower than the national unemployment rate. Clark and Grays Harbor Counties reported the highest unemployment rates, although for Grays Harbor County it is possible that some of those counted as unemployed in these areas are able to earn income on a contract or day basis in logging or from other sources.

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Table 2.3
Anchor Bank
Market Area Unemployment Trends

	September 2008	September 2009
Region	Unemployment	Unemployment

United States	6.2%	9.8%
Washington	5.0%	8.8%
Grays Harbor County	6.8%	11.7%
Thurston County	4.7%	7.1%
Pierce County	5.4%	8.8%
Mason County	6.2%	9.4%
Lewis County	7.1%	12.0%
Clark County	6.4%	12.7%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics/Competition

          Table 2.4 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions in the market area from June 30, 2006 to June 30, 2009. Deposit growth trends are important indicators of a market area’s current and future prospect’s for growth. The table indicates that overall deposit growth rates in the Bank’s market range from a low of 1.6% annually in Mason County over the past three years, compared to 6.4% annually in Pierce County, 3.0% in Thurston County, 2.9% in Grays Harbor County, 2.8% in Clark County and 1.7% in Lewis County. The table includes all of the Bank’s deposit office locations as of June 30, 2009, the date of the latest data available. The state of Washington deposits increased at a rate of 4.4% annually, with savings and loan associations declining in overall deposits, although part of this decline was due to a charter conversion by Sterling Savings Bank, of Spokane, to a commercial bank. Future growth will be facilitated by the large size of the market overall, the competitive environment and the ability of the Bank to attract deposits to one of its 16 locations.

          As of June 30, 2009, Anchor maintained relatively small deposit market shares in the counties closest to Seattle and Vancouver, representative of the overall large size of the deposit base and indicating that future deposit gains and market share gains are possible. The Bank’s market share ranged from a low of 0.1% in Clark County to 28.6% in Grays Harbor County. Since June 30, 2006, Anchor has recorded an annualized increase in deposits of 6.3%. There were increases of the Bank’s deposits in all of the market area counties over the three year period. There are currently six in-store branches at Wal-Mart locations which were opened to

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II.11

pursue various new markets on a test basis, setting the stage for traditional branches in these areas. Future branch expansion goals would include fill-in locations and potential relocation of in-store locations to stand alone locations, however no such definite plans are in place at present.

Table 2.4
Anchor Mutual Savings Bank
Deposit Summary

	As of June 30,						Annualized

	2006			2009			Deposit

	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2006-2009

	($000)			($000)			(%)

Washington	$99,586,000	100.0%	1,871	$113,334,000	100.0%	1,924	4.4%
Commercial Banks	76,640,000	77.0%	1,484	101,060,000	89.2%	1,731	9.7%
Savings Institutions	22,946,000	23.0%	387	12,274,000	10.8%	193	-18.8%

Institution Total
Anchor Bank	$394,369	2.3%	15	$473,998	2.5%	16	6.3%

Grays Harbor County	$989,521	100.0%	29	$1,078,874	100.0%	29	2.9%
Commercial Banks	458,478	46.3%	16	569,986	52.8%	17	7.5%
Savings Institutions	531,043	53.7%	13	508,888	47.2%	12	-1.4%
Anchor Bank	285,394	28.8%	6	308,488	28.6%	6	2.6%

Thurston County	$2,726,055	100.0%	65	$2,977,816	100.0%	69	3.0%
Commercial Banks	1,986,776	72.9%	44	2,325,693	78.1%	51	5.4%
Savings Institutions	739,279	27.1%	21	652,123	21.9%	18	-4.1%
Anchor Bank	70,682	2.6%	4	89,185	3.0%	4	8.1%

Lewis County	$892,593	100.0%	28	$938,701	100.0%	29	1.7%
Commercial Banks	723,480	81.1%	22	825,337	87.9%	23	4.5%
Savings Institutions	169,113	18.9%	6	113,364	12.1%	6	-12.5%
Anchor Bank	24,401	2.7%	2	29,780	3.2%	2	6.9%

Pierce County	$8,126,385	100.0%	199	$9,781,090	100.0%	207	6.4%
Commercial Banks	6,526,113	80.3%	156	8,903,881	91.0%	180	10.9%
Savings Institutions	1,600,272	19.7%	43	877,209	9.0%	27	-18.2%
Anchor Bank	4,254	0.1%	1	24,862	0.3%	2	80.1%

Mason County	$366,180	100.0%	12	$384,129	100.0%	12	1.6%
Commercial Banks	305,967	83.6%	9	334,251	87.0%	10	3.0%
Savings Institutions	60,213	16.4%	3	49,878	13.0%	2	-6.1%
Anchor Bank	5,449	1.5%	1	16,170	4.2%	1	43.7%

Clark County	$3,800,600	100.0%	98	$4,125,636	100.0%	101	2.8%
Commercial Banks	2,333,976	61.4%	70	3,536,939	85.7%	88	14.9%
Savings Institutions	1,466,624	38.6%	28	588,697	14.3%	13	-26.2%
Anchor Bank	4,189	0.1%	1	5,513	0.1%	1	9.6%

Source: FDIC.

RP® Financial, LC.	MARKET AREA
II.12

          As detailed in the data showing competitor deposits (see Table 2.5), significant competitors for the Bank consist of a number of community based institutions similar to the Bank, and several large nationwide and superregional banks, all of which maintain a strong presence in the regional market. This factor, however, allows Anchor to position itself as a community bank, locally owned and managed.

Table 2.5
Anchor Bank
Market Area Counties Deposit Competitors

Location	Name

Grays Harbor County, WA	Anchor Bank (28.59%)
Bank of the Pacific (28.38%)
Timberland Bank (18.57%)
Sterling Savings Bank (9.44%)

Thurston County, WA	Heritage Bank (12.43%)
Olympia FS & LA (11.92%)
KeyBank NA (11.52%)
Anchor Bank (2.99%)

Lewis County, WA	Security State Bank (28.5%)
Sterling Savings Bank (18.47%)
West Coast Bank (10.43%)
Anchor Bank (3.17%)

Mason County, WA	KeyBank NA (25.96%)
Heritage Bank (17.76%)
Bank of America NA (15.29%)
Anchor Bank (4.21%)

Pierce County, WA	Columbia State Bank (15.53%)
KeyBank NA (14.73%)
Bank of America NA (13.3%)
Anchor Bank (0.3%)

Clark County, WA	JPMorgan Chase (18.12%)
First Independent Bank (17.32%)
Bank of America, NA (14.24%)
Anchor Bank (0.1%)

Source: FDIC

Summary

          The overall condition of the primary market area can be characterized as positive, with growth potential in areas along the I-5 corridor based on regional population and economic

RP® Financial, LC.	MARKET AREA
II.13

projections. The overall total population base within the Bank’s market area provides the potential for additional banking customers. In addition, income levels are relatively high in some areas and growing in line with national averages, indicating an increasing amount of personal wealth for residents. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Anchor having to pay competitive deposit rates, provide high quality service and continue to provide electronic banking capabilities to increase local market share.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

          This chapter presents an analysis of Anchor’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Anchor is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Anchor, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

          The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies with unusual operating strategies, such as internet banking, those under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

          Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 150 savings institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Anchor will be a fully public company upon completion of the offering, we considered only fully public companies to be viable candidates for

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 14 institutions with characteristics similar to those of Anchor. In the selection process, we applied two “screens” to the universe of all public companies that were eligible for consideration:

o

Screen #1 Washington institutions with assets between $500 million and $1.5 billion and tangible equity/assets ratios greater than 5% (In-state Peers). Three companies met the criteria for Screen #1 and all were included in the Peer Group.

o

Screen #2 California and Midwestern institutions with assets between $500 million and $1.5 billion and tangible equity/assets ratios between 5% and 15% (Regional Peers). 11 companies met the criteria for Screen #2 and all were included in the Peer Group.

          Exhibit III-1 provides financial and public market pricing characteristics of all publicly-traded thrifts, while Exhibit III-2 provides financial and public market pricing characteristics of the Peer Group selection screens. Table 3.1 shows the general characteristics of each of the 14 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Anchor, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Anchor’s financial condition, income and expense trends, loan composition, credit risk and interest rate risk versus the Peer Group as of the most recent publicly available date.

          A summary description of the key comparable characteristics of each of the Peer Group companies relative to Anchor’s characteristics is detailed below.

o

MutualFirst Financial, Inc. of IN. The largest Peer Group member, and operating in central Indiana, MutualFirst reported a relatively high loans/assets ratio with lower investment securities on the balance sheet. MutualFirst’s reported a greater net loss than the Peer Group as a whole, caused by a goodwill impairment writeoff. Holding considerable investment in 1-4 family residential loans, and modest diversification into consumer lending and commercial real estate/multi-family loans. Asset quality figures were generally more favorable than the Peer Group averages.

o

Bofi Holding, Inc. of CA. Bofi, the second largest Peer Group member, maintains a lower than average loans/assets ratio and a funding composition concentrated in borrowed funds, along with a leveraged equity base. The income statement low operating expenses and minimal levels of non-interest income. Assets included a large percentage of investments, including MBS, and loan portfolio diversification into commercial real estate/multifamily loans with little 1-4 family loans. Asset quality ratios were more favorable than the Peer Group overall.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.3

RP FINANCIAL, LC.

Financial Services Industry Consultants 1700 North Moore Street, Suite 2210 Arlington, Virginia 22209 (703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
October 30, 2009

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(l)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price	Market Value

									$	($Mil)

MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,384	21	12-31	12/99	6.25	44

BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,302	1	06-30	03/05	8.34	67
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,298	1	12-31	10/07	5.92	119
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1.177	33	06-30	04/92	10.75	43
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1.095	21	12-31	07/98	4.73	51
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	1,054	15	12-31	06/94	5.72	24
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,002	19	12-31	02/98	10.14	36
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	920	18	03-31	10/97	3.21	35
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	912	17	06-30	12/92	2.25	18
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	894	9	12-31	08/02	4.75	20
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	820	16	09-30	09/93	21.53	56
TSBK	Tinberland Bancorp, Inc. of WA (3)	NASDAQ	Hoguiam, WA	Thrift	675	22	09-30	01/98	4.57	32
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	604	4	12-31	07/06	7.50	61
CZWI	Citizens Conun Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	547	12	09-30	11/06	4.03	22

NOTES:	(1) Operating strategies are: Thrift=Traditional Thrift, M.B. = Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma).

Source: SNL Financial, LC.

Date of Last Update: 10/30/09

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

o

First Financial NW, Inc. of WA. First Financial is a recently fully-converted Washington thrift that maintained the highest equity/assets ratio of all Peer Group members, and low use of borrowings. First Financial’s profitability for the most recent 12 months was affected by a lower level of net interest income and high levels of loan loss provisions. Profitability is supported by a low level of core operating expenses, offset by low non-interest income. The loan portfolio is diversified into construction and commercial real estate/multi-family loans. Asset quality ratios were less favorable than the Peer Group averages, although loan chargeoffs were lower.

o

HF Financial Corp. of SD. HF Financial is a 33 office thrift operating the upper Midwest. Operating with a balance sheet composition similar to the Peer Group on average, HF Financial had a much lower equity ratio than the Peer Group average. Profitability was the highest of all Peer Group members, supported by low levels of loan loss provisions, and strong non-interest income. Lending diversification into commercial business loans was the highest of all Peer Group companies resulting in a higher than average risk-weighted assets-to-assets ratio. HF Financial also maintained a relatively large loan servicing portfolio. Asset quality ratios were more favorable than the Peer Group averages.

o

CFS Bancorp, Inc. of IN. CFS operates with a balance sheet composition similar to the Peer Group on average, and has experienced asset shrinkage over the past 12 months. The net loss reported for the most recent 12 months was due to elevated levels of loan loss provisions and a moderately high operating expense ratio. Lending diversification into commercial real estate loans was among the highest of all Peer Group companies resulting in a higher than average risk-weighted assets-to-assets ratio. Asset quality ratios were less favorable than the Peer Group averages.

o

HMN Financial, Inc. of MN. HMN, with a branch office network of 15 branches, maintains a strong loans/assets ratio and relies less on borrowings to fund operations. Reporting a decline in assets during the most recent 12 months, HMN had a tangible equity position in line with the Peer Group average. A relatively high let loss was recorded due to a high level of loan loss provisions. The loan portfolio was concentrated into commercial real estate/multifamily loans and commercial business loans. Asset quality ratios were less favorable than the Peer Group overall.

o

HopFed Bancorp, Inc. of KY. HopFed, operating a branch office network of 19 branches in rural Kentucky, maintains a high investments/assets ratio and has a similar funding base as the Peer Group on average. Reporting modest profitability over the last 12 month period, with net income supported by lower levels of loan loss provisions and lower operating expenses. The loan portfolio was concentrated into commercial real estate/multifamily loans and residential loans. Asset quality ratios were more favorable than the Peer Group overall.

o

Riverview Bancorp, Inc. of WA. Riverview reported a high level of loans/assets and a average level of deposit funding, along with the highest level of intangible assets of all Peer Group members. Riverview’s net operating loss was more favorable than the Peer Group average, with income provided by a high net interest income ratio higher non-interest income. Riverview reported the second lowest investment in 1-4 family mortgage loans, with loans concentrated in construction and commercial real estate/multi-family loans, resulting in a high risk-weighted assets-to-assets ratio.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

Riverview’s asset quality ratios on balance were somewhat less favorable than the Peer Group averages.

o

PVF Capital Corp. Of OH. PVF, operating from 17 offices in northern Ohio, reported a high level of loans/assets and a somewhat lower level of borrowings to fund operations. PVF’s equity base was the lowest of all Peer Group members. Reporting the second highest net loss of all Peer Group members, PVF experienced a high level of loan loss provisions and high operating expenses. PVF reported loans concentrated in construction and commercial real estate/multi-family loans, along with investment in 1-4 family loans. Asset quality ratios on balance were much less favorable than the Peer Group averages.

o

First PacTrust Bancorp, Inc. of CA. First PacTrust reported the highest loans/assets ratio of the Peer Group and its funding mix was in line with Peer Group averages. First PacTrust’s modest profitability was due to somewhat higher levels of loan loss provisions, offset by loan than average operating expenses. First PacTrust’s lending operations were concentrated in residential lending, with some diversification into commercial real estate/multi-family loans. Asset quality ratios were only somewhat less favorable than Peer Group averages.

o

Meta Financial Group of IA. The fourth smallest Peer Group member, Meta reported a high level of investment in cash and investment securities and below average use of borrowings. Net income was more favorable than the Peer Group average, due in part to a stronger net interest income ratio and non-interest income. These advantages were offset by higher than average operating expenses and loan loss provisions. Investment in MBS was higher than Peer averages, with some diversification into commercial real estate/multi-family and commercial business loans. Meta also reported asset quality ratios that were generally more favorable than the Peer Group overall.

o

Timberland Bancorp, Inc. of Hoquiam, WA. Timberland maintained an equity/assets ratio above 13% and recorded relatively strong investment in loans receivable, funded to a similar extent with deposits in comparison to the Peer Group. One of four companies to report positive earnings, Timberland’s ROA was enhanced through a lower interest expense ratio and higher levels of non-interest income. The loan portfolio showed diversification in construction loans and commercial real estate/multi-family loans. Timberland reported a relatively large loans serviced for others portfolio and mortgage servicing rights asset. Credit quality measures were on balance similar to the Peer Group with a lower level of loan chargeoffs.

o

First Clover Leaf Financial Corp. of IL. First Clover, with assets very similar to Anchor, maintained an equity/assets ratio above 13% and recorded investment in loans receivable slightly less than the Peer Group average, and a similar funding base. Reporting profitability above the Peer Group average, due to a goodwill impairment charge. First Clover’s ROA was enhanced through a lower operating expense ratio. The loan portfolio showed diversification in commercial real estate/multi-family loans. Credit quality measures were on balance more favorable than the Peer Group with a lower level of loan chargeoffs.

o

Citizens Community Bancorp, Inc. of WI. Citizens, the smallest member of the Peer Group, reported assets of $547 million and a similar branch office network size. Citizens recorded investment in loans receivable higher than the Peer Group average, and more reliance on borrowed funds. Reporting profitability in line with the Peer Group average, Citizens’ ROA was enhanced through a low level of loan loss provisions and low

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

operating expenses. The loan portfolio showed diversification in consumer loans. Credit quality measures were on balance more favorable than the Peer Group with a lower level of loan chargeoffs.

          In aggregate, the Peer Group companies maintained a lower level of equity as the industry average (9.81% of assets versus 10.84% for all public companies), recorded a higher level of losses as a percent of average assets (-0.71% ROAA versus -0.34% for all public companies), and reported a less favorable ROE (-6.40% ROE versus -1.34% for all public companies). Overall, the Peer Group’s average P/B ratio and average P/E multiple were below the respective averages for all publicly-traded thrifts.

	All Fully-Conv. Publicly-Traded		Peer Group

Financial Characteristics (Medians)
Assets ($Mil)	$2,891		$977
Market capitalization ($Mil)	$301		$45
Equity/assets (%)	10.84%		9.81%
Return on average assets (%)	(0.34)%		(0.71)%
Return on average equity (%)	(1.34)%		(6.40)%

Pricing Ratios (Medians)(1)
Price/earnings (x)	17.39	x	16.27	x
Price/book (%)	68.36%		54.59%
Price/assets (%)	7.65%		4.68%

          (1) Based on market prices as of October 30, 2009.

          Ideally, the Peer Group companies would be comparable to Anchor in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Anchor, as will be highlighted in the following comparative analysis.

Financial Condition

          Table 3.2 shows comparative balance sheet measures for Anchor and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank’s ratios reflect balances as of September 30, 2009, while the Peer Group’s figures are as of June 30, 2009 unless indicated otherwise. Anchor’s equity-to-assets ratio of 7.2% was lower than the Peer Group’s average net worth ratio of 9.8%. The Bank’s pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

RP FINANCIAL, LC .

Financial Services Industry Consultants
1700 North Moore Street, Suite 2210 Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2009

		Balance Sheet as a percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital

		Cash & Equivalent	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Sub. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.

Anchor Mutual SB, Aberdeen WA
June 30, 2009		3.4	14.6	2.7	73.5	69.1	22.2	0.0	7.2	0.0	7.2	-1.36	16.96	-7.98	7.22	-13.94	-24.13	-24.13	6.68	6.68	10.46

All Public Companies
Average		4.6	20.2	1.3	69.3	69.4	17.5	0.5	11.3	0.9	10.4	7.90	12.60	6.23	12.38	-4.60	1.41	2.26	10.12	10.00	16.21
Medians		3.6	19.0	1.4	70.9	71.1	15.7	0.0	10.1	0.1	9.1	5.06	7.42	3.67	8.03	-4.89	-0.84	-0.90	9.10	9.00	13.74

State of WA
Averages		4.8	9.8	0.8	78.3	66.8	20.1	0.5	11.8	1.2	10.6	2.15	17.99	-1.36	6.55	3 .93	-9.17	-8.33	10.55	10.55	14 .95
Medians		4.8	9.6	0.2	79.0	68.1	16.6	0.0	11.6	1.0	9.8	2.10	21.99	-1.96	5.44	-6.89	-2.76	-3.67	9.50	9.50	16.20

Comparable Group
Averages		3.2	17.9	1.3	72.3	71.4	16.6	0.5	9.8	0.6	9.2	11.98	30.07	6.91	16.29	9.13	0.22	0.73	9.06	9.06	13.26
Medians		1.9	13.9	1.4	77.0	71.9	15.1	0.4	9.6	0.4	8.9	7.50	18.58	2.00	12.42	6.88	-2.76	-3.67	8.76	8.76	12.91

Comparable Group
BOFI	Bofi Holding, Inc. Of CA	0.6	49.2	0.4	47.5	49.8	42.5	0.4	6.8	0.0	6.8	9.04	18.58	-2.02	13.64	4.50	7.05	7.05	6.98	6.98	15.64
CITZ	CFS Bancorp, Inc of Munster IN	1.9	22.9	3.3	67.2	75.9	12.1	0.0	10.5	0.0	10.5	-0.73	-12.63	2.72	-2.04	16.95	-7.47	-6.57	9.53	9.53	13.21
CZWI	Citizens Comm Bncorp Inc of WI	5.1	12.3	0.0	77.7	66.9	22.1	0.0	10.2	1.2	9.0	19.97	12.18	20.11	35.89	7.39	-20.17	-22.43	7.90	7.90	8.50
FCLF	First Clover Leaf Fin Cp of IL	8.9	16.7	0.0	69.3	71.6	13.8	0.6	13.3	2.2	11.1	39.19	73.45	30.42	45.91	76.85	-5.50	-9.50	9.40	9.40	13.53
FFNW	First Fin WW, Inc of Renton WA	4..3	13.9	0.2	79.0	68.1	11.5	0.0	19.6	0.0	19.6	8.52	22.45	6.76	15.69	36.27	-19.17	-15.34	13.82	13.82	22.70
FPTB	First PacTrust Bancorp of CA	1.4	5.9	2.0	87.5	70.3	18.5	0.0	10.7	0.0	10.7	8.36	NM	1.28	11.21	-4.89	18.03	18-03	9.07	9.07	12.74
HFFC	HF Financial Corp. of SD	1.6	20.0	1.2	72.9	71.2	18.1	2.4	5.8	0.4	5.4	6.64	-1.37	9.04	6.84	6.37	6.97	7.55	8.45	8.45	11.05
HMNF	HMN Financial, Inc. of MN	1.5	13.6	0.0	79.9	76.9	12.6	0.0	9.5	0.0	9.5	-2.09	9.30	-6.44	-2.69	-3.92	4.91	4.91	8.38	8.36	11.53
HFBC	HopFed Bancorp, Inc. of KY	2.0	29.4	0.8	63.6	74.2	16.0	1.0	8.0	0.6	7.3	21.11	74.43	6.92	19.68	19.86	41.34	49.05	8.29	8.29	13.75
CASH	Meta Financial Group of IA	1.9	35.8	1.6	49.1	80.8	10.4	1.3	5.4	0.3	5.1	4.83	15.12	-4.89	21.68	-45.86	-10.71	-12.15	6.80	6.80	11.70
MFSF	MutualFirst Fin. Inc. of IN	1.5	9.8	3.1	79.5	72.3	16.7	0.4	9.4	0.5	8.9	41.92	63.68	38.90	47.59	18.17	NM	NM	9.89	9.89	13.08
PVFC	PVF Capital Corp. of Solon OH	2.3	13.9	2.5	76.2	79.5	9.5	2.2	5.4	0.0	5.4	5.17	56.00	-3.71	9.94	-7.47	-28.33	-28.33	6.54	6.54	10.03
RVSB	Riverview Bancorp, Inc. of WA	4.6	2.8	1.6	82.6	70.5	16.6	2.5	9.7	2.6	6.9	4.03	42.21	-0.41	3.12	13.02	-2.76	-3.67	9.50	9.50	11.91
TSBK	Timberland Bancorp, Inc. of WA	6.5	4.4	2.0	80. 8	72.2	14.2	0.0	13.1	1.0	12.2	1.77	17.55	-1.96	1.56	-9.45	18.70	20.86	12.30	12.30	16.20

(1) Financial information is for the quarter ending March 31, 2009.

Source:

SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has we believe are obtained from sources reliable, but we cannot guarantee the accuracy or completeness of Buch information.

Copyright (c) 2008 by RP Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

equity-to-assets ratio that will be higher than the Peer Group’s ratio. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 7.2% and 9.3%, respectively. The increase in Anchor’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will initially depress return on equity. Both Anchor’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank’s ratios currently exceeding the Peer Group’s ratios. On a pro forma basis, the Bank’s regulatory surpluses will become more significant.

          The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both. The Bank’s loans-to-assets ratio of 73.5% was above the comparable Peer Group ratio of 72.3%. Comparatively, the Bank’s cash and investments-to-assets ratio of 18.0% was below the comparable ratio for the Peer Group of 21.1%. Anchor reported investment in BOLI of 2.7% of assets, more than the 1.3% of assets investment for the Peer Group. Overall, Anchor’s earning assets amounted to 94.2% of assets, which was lower than the comparable Peer Group ratio of 94.7%.

          Anchor’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Bank’s deposits equaled 69.1% of assets, which was modestly below the Peer Group’s ratio of 71.4%. Comparatively, the Bank maintained a higher level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 22.2% and 17.6% for Anchor and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 91.3% and 89.0%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank’s ratio of interest-bearing liabilities as a percent of assets will continue to be less than the Peer Group’s ratio.

          A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank’s IEA/IBL ratio is lower than the Peer Group’s ratio, based on IEA/IBL ratios of 103.2% and 106.4%, respectively. The additional capital realized from stock proceeds should serve to provide Anchor with an IEA/IBL ratio that continues to exceed the Peer Group ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

          The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Anchor’s growth rates are based on annual growth rates for the fifteen months ended September 30, 2009, while the Peer Group’s growth rates are based on the 12 months ended June 30, 2009. Anchor recorded asset shrinkage of 1.4%, which was lower than the Peer Group’s asset growth rate of 12.0%. The modest decline in assets for Anchor was caused by the runoff of deposits. The asset growth for the Peer Group resulted in a 6.9% increase in loans, and a 30.1% increase in cash and investments. Anchor reported deposit growth of 7.22% over the time period examined, compared to a 16.3% growth rate for the Peer Group. The Peer Group’s borrowings increased at a rate of 9.1% over the period examined, while Anchor’s borrowings declined at an annual rate of 13.9%.

          Reflecting the recent net losses, the Bank’s equity decreased at a 24.1% annual rate, versus a 0.2% increase in equity balances for the Peer Group. The Peer Group’s equity reduction was furthered by dividend payments as well as stock repurchases, while the Bank’s equity was only affected by the net losses and changes to the other comprehensive income account. The increase in equity realized from stock proceeds will likely depress the Bank’s equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank’s equity growth rate in the longer term following the stock offering.

Income and Expense Components

          Table 3.3 displays statements of operations for the Bank and the Peer Group, with the income ratios based on earnings for the 12 months ended September 30, 2009 for Anchor and the 12 months ended June 30, 2009 for the Peer Group, unless otherwise indicated. Anchor reported a net loss of 2.95% of average assets for the 12 months ended September 30, 2009, compared to an average net loss of 0.67% of average assets for the Peer Group. A lower level of net interest income, lower non-interest income and higher loan loss provisions largely accounted for the Bank’s lower reported results. The Bank’s operating expenses were also higher than the Peer Group.

          The Bank’s lower net interest income ratio was due to a higher level of interest expense, offset in part by higher interest income. Anchor’s interest income ratio was supported by loan

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

RP FINANCIAL, LC.

Financial Services Industry Consultants
1700 North Moore Street, Suite
2210 Arlington, Virginia
22209 (703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2009

		Net Interest Income						Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate

		Net Income	Income	Epense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread

Anchor Mutual SB, Aberdeen WA
June 30, 2009		-2.95	5.54	3.06	2.48	3.12	-0.64	0.00	0.00	0.90	0.90	3.46	0.00	-0.16	0.00	5.75	3.50	2.25	3,848	12.50

All Public Companies
Averages		-0.22	5.19	2.35	2.83	0.71	2.12	0.02	-0.04	0.73	0.71	2.62	0.15	-0.31	0.02	5.51	2.70	2.81	5,999	32.03
Medians		0.07	5.20	2.36	2.84	0.35	2.36	0.00	0.00	0.58	0.56	2.64	0.00	-0.08	0.00	5.51	2.71	2.81	5,016	32.10

State of WA
Averages		-1.09	5.65	2.48	3.16	1.67	1.50	0.04	-0.04	0.81	0.81	2.49	0.25	-1.06	0.00	6.04	2.89	3.16	6,802	22.68
Medians		-0.34	5.63	2.80	3.00	1.49	1.52	0.03	-0.07	1.06	1.00	3.15	0.03	-0.33	0.00	6.06	3.00	3 .07	4,066	16.58

Comparable Group Average

Averages		-0.67	5.46	2.43	3.03	1.51	1.52	0.03	-0.08	1.35	1.30	3.15	0.39	-0.15	0.00	5.82	2.76	3.05	6,362	33.78
Medians		-0.50	5.51	2.51	3.06	1.53	2.14	0.00	-0.01	0.83	0.86	3.05	0.02	-0.10	0.00	5.79	2.81	3.01	4,060	33.79

Comparable Group

BOFI	Bofi Holding, Inc. Of CA	0.58	6.34	3.37	2.96	0.39	2.58	0.00	-0.02	-0.02	-0.04	1.02	0.00	-0.48	0.00	6.47	3.64	2.84	22,846	38.77
CITZ	CFS Bancorp, Inc of Munster IN	-0.78	4.90	1.65	3.26	1.78	1.48	0.05	0.00	0.82	0.87	3.25	0.11	-0.32	0.00	5.30	1.87	3.43	3,400	44.50
CZWI	Citizens Comm Bncorp Inc of WI	-0.66	6.05	2.99	3.05	0.23	2.82	0.06	0.00	0.38	0.44	2.73	0.07	-1.51	0.00	6.32	3.47	2.85	3,550	41.60
FCLF	First Clover Leaf Fin Cp of IL	-1.10	4.88	2.28	2.60	0.19	2.41	-0.01	-0.02	0.18	0.15	1.61	1.74	0.04	0.00	5.17	2.71	2.46	7,740	NM
FFNW	First Fin NW, Inc of Renton WA	-2.32	5.36	2.82	2.53	2.31	0.22	0.02	0.00	0.04	0.06	1.53	1.14	-0.11	0.00	5.55	3.71	1.84	12,727	9.32
FPTB	First PacTrust Bancorp of CA	-0.21	5.47	2.45	3.02	2.00	1.02	0.00	-0.01	0.28	0.28	1.59	0.00	-0.09	0.00	5.73	2.75	2.97	8,848	57.05
HFFC	HF Financial Corp. of SD	0.68	5.27	2.20	3.07	0.15	2.92	0.20	0.00	0.73	0.93	2.96	0.00	0.16	0.00	5.58	2.43	3.15	3,643	31.66
HMNF	HMN Financial, Inc. of MN	-1.94	5.67	2.58	3.09	3 .98	-0.88	0.00	-0.38	1.25	0.88	3.27	0.00	0.19	0.00	5-91	2.87	3.04	5,165	37.05
HFBC	HopFed Bancorp, Inc. of KY	0.46	5.53	2.88	2.65	0.38	2.28	0.00	0.00	0.84	0.84	2.46	0.09	0.13	0.00	5.85	3.14	2.71	4,394	26.90
CASH	Meta Financial Group of IA	-0.31	4.53	1.21	3.32	2.58	0.74	0.09	-0.03	9.31	9.37	10.60	0.00	-0.04	0.00	5.14	1.31	3.83	2,080	29.73
MFSF	MutualFirst Fin. Inc. of IN	-1.42	5.69	2.56	3.13	0.68	2.45	0.00	0.00	1.23	1.23	3.16	2.27	-0.22	0.00	6.28	2.86	3.42	3,444	32.21
PVFC	PVF Capital Corp. of Solon OH	-2.24	5.20	3.05	2.15	3.49	-1.33	0.00	-0.55	1.39	0.84	3.46	0.00	0.63	0.00	5.57	3.39	2.18	5,012	33.79
RVSB	Riverview Bancorp, Inc. of WA	-0.34	5.63	1.89	3.74	1.73	2.01	0.01	-0.07	1.06	1.00	3.15	0.01	-0.33	0.00	6.18	2.12	4.06	3,726	40.17
TSBK	Timberland Bancorp, Inc. of WA	0.20	5.91	2.08	3.83	1.33	2.50	0.00	-0.08	1.40	1.32	3.36	0.03	-0.15	0.00	6.36	2.39	3.97	2,493	16.42

(1) Financial information is for the quarter ending March 31, 2009.

Source:

SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

diversification that provided for a similar overall yield earned on interest-earning assets (5.75% versus 5.82% for the Peer Group). The Bank’s higher interest expense ratio was due to a higher cost of funds (3.50% versus 2.76% for the Peer Group), which was evidence of the Bank’s less favorable funding composition in terms of maintaining a higher concentration of borrowed funds and notable balances of brokered certificates of deposit relative to the Peer Group’s measures. Overall, Anchor and the Peer Group reported net interest income to average assets ratios of 2.48% and 3.03%, respectively.

          In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.46% and 3.15%, respectively. In connection with the Bank’s higher operating expense ratio, Anchor maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.8 million for the Bank, versus a comparable measure of $6.4 million for the Peer Group. The Bank’s comparatively larger employee base relative to its asset size was viewed to be in part attributable to the Bank’s branch office network and the diversified lending operations which requires more staffing to maintain. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, Anchor’s capacity to leverage operating expenses will be greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

          When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank’s earnings were less favorable than the Peer Group’s, based on respective expense coverage ratios of 0.72x for Anchor and 0.96x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

          Sources of non-interest operating income provided a smaller contribution to the Bank’s earnings compared to the Peer Group. Non-interest operating income equaled 0.90% and 1.30% of Anchor’s and the Peer Group’s average assets, respectively. Taking non-interest

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

operating income into account in comparing the Bank’s and the Peer Group’s earnings, Anchor’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 102.4% was less favorable than the Peer Group’s efficiency ratio of 72.8%.

          Loan loss provisions had a larger impact on the Bank’s earnings, with loan loss provisions established by the Bank and the Peer Group equaling 3.12% and 1.51% of average assets, respectively. The impact of loan loss provisions on the Bank’s and the Peer Group’s earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

          For the 12 months ended September 30, 2009, the Bank reported net non-operating losses equal to 0.16% of average assets, while the Peer Group reported, on average, 0.15% of average assets of net non-operating losses. Expenses for the Bank reflect the minor level of losses on the sale of loans in the most recent 12 months, while the Peer Group has also had minimal levels of non-operating items. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank’s or the Peer Group’s earnings.

          Reporting a net loss, on average, the Peer Group reported an average effective tax rate (benefit) of 33.8%, while Anchor also reported an effective tax benefit of 12.5%. As indicated in the prospectus, the Bank’s effective marginal tax rate is assumed to equal 34.0% when calculating the after tax return on conversion proceeds.

Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions (including the investment in MBS). The Bank’s loan portfolio composition

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

RP FINANCIAL, LC.

Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2009

		Portfolio Composition as a Percent Assets

Institution		MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets

		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)

Anchor Mutual SB, Aberdeen WA		11.99	25.58	13.00	29.21	3.40	4.23	74.76	157,780	962

All Public Companies
Averages		13.15	35.40	6.04	21.64	4.70	2.38	66.93	659,127	6,204
Medians		11.53	34.71	4.31	19.55	3.45	0.63	67.31	40,230	159

State of WA
Averages		6.99	28.45	17.14	30.19	2.97	0.97	83.24	141,172	962
Medians		3.33	22.55	16.69	30.30	2.21	1.10	83.17	138,020	641

Comparable Group Average
Averages		12.45	28.67	9.65	23.87	6.67	4.54	75.23	249,734	1,904
Medians		9.13	24.12	6.89	26.68	5.43	1.10	78.17	50,700	593

Comparable Group

BOFI	Bofi Holding, Inc. Of CA	43.65	15.17	0.01	26.90	1.83	3.97	46.73	0	0
CITZ	CFS Bancorp, Inc of Munster IN	11.53	25.04	6.08	30.77	6.54	0.07	79.22	22,590	0
CZWI	Citizens Cormm Bncorp Inc of WI	11.23	42.31	0.00	0.03	0.00	35.49	94.37	0	0
FCLF	First Clover Leaf Fin Cp of IL	3.99	24.60	7.69	27.02	9.95	0.70	70.55	64,850	691
FFNW	First Fin NW, Inc of Renton WA	12.03	38.49	16.69	25.47	0.02	0.03	63.75	18,720	641
FPTB	First PacTruet Bancorp of CA	4.29	77.81	1.92	8.14	0.07	0.21	77.11	0	0
HFFC	HF Financial Corp. of SD	16.96	16.34	4.44	26.45	21.90	4.38	82.51	1,077,320	11,768
HMNF	HMN Financial, Inc. of MN	6.09	18. 97	18.03	22.19	21.18	0.66	80.71	440,480	1,140
HFBC	HopFed Bancorp, Inc. of KY	13.77	23.64	9.64	23.57	5.37	2.09	65.18	36,550	0
CASH	Meta Financial Group of IA	33.12	8.28	3.36	28.81	7.37	2.43	65.43	27,410	80
MFSF	MutualFirst Fin. Inc. of IN	6.87	46.09	4.30	13.05	5.49	11.60	83.13	445,590	3,328
PVFC	PVF Capital Corp. of Solon OH	7.04	29.68	12.52	32.18	3.46	0.07	74.83	993,590	6,098
RVSB	Riverview Bancorp, Inc. of WA	0.45	12.41	24.01	39.25	7.96	0.32	86.52	130,940	545
TSBK	Timberland Bancorp, Inc. of WA	3.33	22.55	26.40	30.30	2.21	1.50	83.17	238,240	2,366

(1) Financial information is for the quarter ending March 31, 2009.

Source:

SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information-Copyright

(c) 200B by RP Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

reflected a lower concentration of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (37.6% of assets versus 41.1% for the Peer Group). The Peer Group reported higher ratios of both MBS and 1-4 family loans than the Bank. Loans serviced for others equaled 25.6% of both the Bank’s and the Peer Group’s assets, thereby indicating a similar influence of loan servicing income on the Bank’s and Peer Group’s earnings. Anchor maintained a relatively lower balance of servicing intangibles.

          Diversification into higher risk and higher yielding types of lending was greater for the Bank in comparison to the Peer Group companies on average, as Anchor reported total loans other than 1-4 family and MBS of 49.8% of assets, versus 44.7% for the Peer Group. Commercial real estate/multi-family and construction/land loans represented the most significant area of lending diversification for the Bank (a total of 29.2% of assets), followed by construction/land loans (13.0% of assets). The Peer Group’s lending diversification consisted primarily of commercial real estate/multi-family loans (23.9% of assets), followed by construction/land loans (9.6% of assets) and commercial business loans (6.7% of assets). The relative concentration of assets in loans and diversification into higher risk types of loans translated into similar risk weighted assets-to-assets ratios for the Bank (74.76%) and the Peer Group (75.23%).

Credit Risk

          Overall, based on a comparison of credit quality measures, the Bank’s credit risk exposure was considered to be somewhat more significant than the Peer Group’s. As shown in Table 3.5, the Bank’s non-performing assets/assets and non-performing loans/loans ratios equaled 9.18% and 7.05%, respectively, versus comparable measures of 4.35% and 4.94% for the Peer Group. The Bank’s and Peer Group’s loss reserves as a percent of total NPAs equaled 37.07% and 39.99%, respectively. Loss reserves maintained as percent of net loans receivable equaled 4.63% for the Bank, versus 1.90% for the Peer Group. Net loan charge-offs were similar for both, based on ratios of 1.44% and 1.53% of net loans receivable, respectively.

Interest Rate Risk

          Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Anchor’s interest rate risk characteristics were considered to be similar to the Peer Group. The Bank’s equity-to-assets and IEA/IBL ratios were somewhat lower than the Peer Group, thereby implying a

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

RP FINANCIAL, LC .

Financial Services Industry Consultants
1700 North Moore Street, Suite
2210 Arlington, Virginia 22209 (703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable institution Analysis
As of June 30, 2009 or Most Recent Date Available

Institution		REO/ Assets	NPAS & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans

		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)

Anchor Mutual SB, Aberdeen WA		1.98	9.18	7.05	4.63	65.69	37.07	6,512	1.44

All Public Companies
Averages		0.38	2.56	2.77	1.31	85.56	65.26	1,452	0.66
Medians		0.14	1.57	1.93	1.15	57.81	46.30	315	0.17

State of WA
Averages		0.97	6.54	6.77	2.24	36 .47	28.79	749	0.43
Medians		0.99	5.60	5.28	2.23	36.86	29.39	673	0.43

Comparable Group Averaqe
Averages		0.63	4.35	4.94	1.90	58.46	39.99	2,465	1.53
Medians		0.39	3.71	4.50	1.91	45.13	35.03	1,047	0.55

Comparable Group

BOFI	Bofi Holding, Inc. Of CA	0.43	1.01	0.46	0.76	167.39	36.00	1,102	0.70
CITZ	CFS Bancorp, Inc of Munster IN	0.67	5.57	7.04	1.99	28.23	24.51	1,251	0.67
CZWI	Citizens Comm Bncorp Inc of WI	0.00	0.91	NA	0.40	NA	34.06	164	0.16
FCLF	First Clover Leaf Fin Cp of XL	0.18	2.30	3.00	1.02	33.88	30.96	185	0.18
FFNW	First Fin NW, Inc of Renton WA	0.00	11.05	12.88	3.07	23.81	22.63	100	0.04
FPTB	First PacTrust Bancorp of CA	0.91	5.57	5.23	1.83	35.05	29.32	8,445	4.35
HFFC	HF Financial Corp. of SD	0.09	1.07	1.08	0.98	90.29	67.45	548	0.26
HMNF	HMN Financial, Inc. of MN	1.59	7.54	7.23	2.93	40.54	31.97	5,395	2.43
HFBC	HopFed Bancorp, Inc. of KY	0.09	0.91	1.27	1.15	90.57	81.35	220	0.14
CASH	Meta Financial Group of IA	0.31	2.41	4.18	2.22	53.02	46.30	8,376	7.92
MFSF	MutualFirst Fin. Inc. of IN	0.34	2.41	2.47	1.46	59.19	49.05	992	0.36
PVFC	PVF Capital Corp. of Solon OH	1.27	9.00	9.60	4.33	45.13	38.35	5,570	3.04
RVSB	Riverview Bancorp, Inc. of WA	1.74	6.20	5.28	2.28	43.30	31.15	1,548	0.78
TSBK	Timberland Bancorp, Inc. of WA	1.17	5.01	4.50	2.23	49.54	36.79	609	0.43

(1) Financial information is for the quarter ending March 31, 2009.

Source:

SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

RP FINANCIAL, LC.

Financial Services Industry Consultants
1700 North Moore Street, Suite
2210 Arlington, Virginia 22209 (703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2009 or Most Recent Date Available

		Balance Sheet Measures			Quarterly change in Net Interest Income

Institution		Equity/ Assets	IEA/ IBL	Non-Earn. Assets/ Assets	06/30/09	03/31/09	12/31/08	09/30/00	06/30/08	03/31/08

		(%)	(%)	(%)	(change in net interest income is annulized in basis points)

Anchor Mutual SB, Aberdeen WA		7.2	100.2	8.5	-14	-44	-4	-3	1	-27

All Public Companies		10.4	108.0	5.9	1	-5	-3	8	7	5
State of WA		10.6	106.6	7.2	-9	-8	-9	7	-7	-8
Comparable Group Average		9.2	105.2	6.6	1	6	-13	10	8	9

Comparable Group

BOFI	Bofi Holding, Inc. Of CA	6.8	105.1	2.6	80	-19	29	22	68	42
CITZ	CFS Bancorp, Inc of Munster IN	10.5	104.5	8.0	10	17	-10	19	11	0
CZWI	Citizens Comm Bncorp Inc of WI	9.0	106.8	4.9	23	6	-4	10	5	-0
FCLF	First Clover Leaf Fin Cp of IL	11.1	110.1	5.1	-14	-23	28	-12	-0	22
FFNW	First Fin NW, Inc of Renton WA	19.6	121.9	2.9	-43	-0	-14	6	-10	-8
FPTB	First PacTrust Bancorp of CA	10.7	106.7	5.2	14	30	-5	5	21	40
HFFC	HF Financial Corp. of SD	5.4	103.1	5.5	-23	-1	2	-2	19	21
HMNF	HMN Financial, inc. of MN	9.5	106.2	5.0	2	19	-19	11	-13	-18
HFBC	HopFed Bancorp, Inc. of KY	7.3	104.1	5.0	2	10	-34	-2	12	27
CASH	Meta Financial Group of IA	5.1	93.9	13.2	-80	72	-34	38	-15	39
MFSF	MutualFirst Fin. Inc. of IN	8.9	101.7	9.2	-2	-7	-29	50	16	8
PVFC	PVF Capital Corp. of Solon OH	5.4	101.5	7.5	36	-3	-42	-32	34	-3
RVSB	Riverview Bancorp, Inc. of WA	6.9	100.6	9.8	19	-7	-21	10	-18	-24
TSBK	Timberland Bancorp, Inc. of WA	12.2	106.3	8.3	-14	-6	-24	12	-16	-18

NA=Change is greater than 100 basis points during the quarter.

Source:

SNL Financial, LC and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.17

greater dependence on the yield-cost spread to sustain the net interest margin for the Bank. The Bank also reported a higher level of non-interest earning assets, which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank’s equity-to-assets and IEA/IBL ratios.

          To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Anchor and the Peer Group. In general, the relative fluctuations in the Bank’s net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Anchor was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Anchor’s assets.

Summary

          Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

          This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction.

Appraisal Guidelines

          The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

          The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

          The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Anchor’s operations and financial condition; (2) monitor Anchor’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift

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IV.2

stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

          The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Anchor’s value, or Anchor’s value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

          A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1.	Financial Condition

          The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, equity, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Groups’ financial strengths are noted as follows:

•

Overall A/L Composition. Loans funded by retail deposits were the primary components of both Anchor’s and the Peer Group’s balance sheets. The Peer Group’s interest-earning asset composition exhibited a similar concentration of loans

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with a modestly lower degree of diversification into higher risk and higher yielding types of loans. In comparison to the Peer Group, the Bank’s interest-earning asset composition provided for a similar yield earned on interest-earning assets and a similar risk weighted assets-to-assets ratio. Anchor’s funding composition was also comparable to the Peer Group in terms of the level of deposits, while the Bank reported a higher proportion of borrowings than the comparable Peer Group ratio (which translated into a higher cost of funds for the Bank; the Bank also had a notable level of wholesale funds in the form of brokered deposits). As a percent of assets, Anchor maintained a lower level of interest-earning assets and higher level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a higher IEA/IBL ratio for the Peer Group compared to the Bank. After factoring in the impact of the net stock proceeds, the Bank’s IEA/IBL ratio will exceed the Peer Group’s ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

•

Credit Quality. The Bank’s ratios of OREO and total NPAs as a percent of total NPAs were less favorable than the comparable Peer Group ratios. Loss reserves as a percent loans were higher for Anchor, while loss reserves as a percent of NPAs were similar for both. Net loan charge-offs were much higher for Anchor, while the Bank’s risk weighted assets-to-assets ratio was similar to the Peer Group’s. The perceived credit risk in Anchor’s loan portfolio was higher due to greater diversification into commercial real estate and construction loans. Overall, RP Financial concluded that credit quality was a materially negative factor in our adjustment for financial condition.

•

Balance Sheet Liquidity. Anchor operated with a lower level of cash and investment securities relative to the Peer Group (18.0% of assets versus 21.1% for the Peer Group). Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the proceeds will be initially deployed into investments. The Bank’s future borrowing capacity was considered to be lower than the Peer Group’s, given the higher level of borrowings currently maintained. Overall, RP Financial concluded that balance sheet liquidity was a neutral factor in our adjustment for financial condition.

•

Funding Liabilities. Anchor’s interest-bearing funding composition reflected a similar concentration of deposits and a higher concentration of borrowings relative to the comparable Peer Group ratios, which translated into a higher cost of funds for Anchor. In addition, Anchor depended upon a relatively high level of wholesale deposit funds, in the form of brokered CDs to fund operations. Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group’s ratio, which was attributable to Anchor’s lower equity position. Following the stock offering, the increase in the Bank’s equity position should provide Anchor with a lower ratio of interest-bearing liabilities than maintained by the Peer Group, although the funding base which includes higher borrowings will remain. Overall, RP Financial concluded that funding liabilities were a slightly negative factor in our adjustment for financial condition.

•

Equity. The Peer Group currently operates with a higher equity-to-assets ratio than the Bank. Following the stock offering, Anchor’s pro forma equity position is expected to exceed the Peer Group’s equity-to-assets ratio. The increase in the Bank’s pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank’s equity ratio will likely result in a lower ROE. On balance, RP Financial

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concluded that equity strength was a neutral factor in our adjustment for financial condition.

          On balance, Anchor’s balance sheet strength was modestly less favorable than the Peer Group’s and, thus, a slight downward adjustment was applied for the Bank’s financial condition.

2.	Profitability, Growth and Viability of Earnings

          Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•

Reported Earnings. For the 12 months ended September 30, 2009, Anchor reported a net loss of 2.95% of average assets, versus average and median net losses of 0.67% and 0.50% of average assets for the Peer Group. The Bank’s level of net losses was largely due to much higher provisions for loan losses, along with lower net interest income, as a key difference between the Bank and the Peer Group is Anchor’s higher funding costs, which resulted in a yield/cost spread that was lower than the Peer Group’s. The Peer Group recorded a similar level of non-interest operating income (median basis) and a lower level of operating expenses. Non-operating items had a relatively minor impact on the Bank’s income statement, similar to the Peer Group. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank’s bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company. The Bank’s higher level of NPAs, which impacted the income statement in the most recent period through higher loan loss provisions and loss of interest income, will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred. On balance, RP Financial concluded that the Bank’s reported earnings were a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

•

Core Earnings. As noted above, Anchor’s income statement was not materially impacted by non-operating items, while the elevated level of loan loss provisions was the primary reason for the net losses. The Peer Group reported similar items affecting the income statement, including substantial loan loss provisions and modest levels of net non-operating expense. Both the Bank and Peer Group’s recurring income and expense sources included net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a lower net interest income ratio, a lower yield/cost spread, a higher operating expense ratio and a similar level of non-interest operating income. The Bank’s ratios for net interest income and operating expenses translated into an expense coverage ratio that was less favorable than the Peer Group’s ratio (equal to 0.72x for the Bank and 0.96x for the Peer Group). Similarly, the Bank’s efficiency ratio of 102.4% was less favorable than the Peer Group’s efficiency ratio of 72.8%. Total loss provisions had a larger impact on the Bank’s income statement, and as noted above, the Bank’s higher level of NPAs will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred.

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Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, which will be somewhat negated by expenses associated with the ESOP and operations as a publicly-traded company, indicate a continued disadvantage for the Bank’s pro forma core earnings relative to the Peer Group’s core earnings. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

•

Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank’s net interest income ratios. Other measures of interest rate risk, such as equity and IEA/IBL ratios were less favorable for the Bank compared to the Peer Group thereby indicating a higher dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be above the Peer Group ratios, as well as enhance the stability of the Bank’s net interest income ratio through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

•

Credit Risk. Loan loss provisions were a much larger factor in the Bank’s most recent 12 month earnings stream (3.12% of average assets versus 1.51% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, Anchor maintained a similar concentration of assets in loans, and lending diversification into higher risk types of loans was somewhat more significant for the Bank, while risk weighed assets-to-assets were similar for both. Certain credit quality measures examined were much less favorable for the Bank, in particular the level of OREO and NPAs to total assets. The ratio of loan loss reserves to total loans was higher for Anchor, while reserve coverage ratios were in line with the Peer Group averages. Overall, RP Financial concluded that credit risk was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

•

Earnings Growth Potential. The Bank maintained a less favorable interest rate spread than the Peer Group, which would tend to limit the net interest income ratio going forward. The infusion of stock proceeds will provide Anchor with more significant growth potential through leverage than currently maintained by the Peer Group. The Bank’s higher operating expense ratio implies less earnings growth potential and sustainability of earnings during periods when net interest income ratios come under pressure as the result of adverse changes in interest rates. After taking into account the impact of the conversion offering, the Bank’s earnings are projected to remain lower than the Peer Group. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.

•

Return on Equity. Currently, the Bank’s ROE on either a reported or core basis is below the Peer Group’s ROE due to the level of net losses recorded. Following the increase in equity that will be realized from the infusion of net stock proceeds into the Bank, Anchor’s pro forma ROE on a core earnings basis will continue to be less than the Peer Group’s ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

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IV.6

          On balance, Anchor’s pro forma earnings strength was considered to be less favorable than the Peer Group’s and, thus, a significant downward adjustment was applied for profitability, growth and viability of earnings.

3.	Asset Growth

          Anchor’s assets decreased at an annual rate of 1.4% during the most recent 15 month period, while the Peer Group’s assets increased by 12.0% over the last 12 months. The Bank’s essentially stable asset base was due to an intentional runoff of higher cost wholesale deposit funds (brokered deposits), along with a strategy of reducing asset size to assist in attaining compliance with the Order’s tier 1 capital requirement of 10%. Asset growth for the Peer Group was sustained by loan growth, as cash and investments declined. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. However, due to a desire to resolve asset quality issues prior to pursuing growth, the timing and ability of Anchor to expand the asset base in a cost efficient manner and in a reasonable time period remains uncertain, and on balance, we concluded that no valuation adjustment was warranted for asset growth.

4.	Primary Market Area

          The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local markets served. Anchor serves the western and southern Washington State region through 16 office locations in six counties. One section of the Bank’s market area, the more metropolitan areas of the Puget Sound region which includes the cities of Olympia and Tacoma, has exhibited favorable demographic and economic growth trends in recent years, with an economy that has not experienced boom or bust periods as has been common in other areas of the country. These areas provide a larger population base and economy for banking business opportunities. However, the more rural market area of Gray’s Harbor County, the Bank’s original market area, has a substantially lower population and economic base, and less favorable growth characteristics, which reduces the Bank’s overall future prospects. The demographic characteristics of the Bank’s market areas have also fostered a highly competitive banking environment, in which the Bank competes against other community banks as well as institutions with a regional or national presence.

          The Peer Group companies operate in a mix of suburban and rural markets, with the markets served by the Peer Group companies having comparable or larger populations

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compared to Grays Harbor County. Three of the 14 Peer Group companies are located in the state of Washington, and two others are located in the western region of the United States. The markets served by the Peer Group companies reflected similar historical population growth and higher per capita income compared to Grays Harbor County. The average and median deposit market shares maintained by the Peer Group companies were below the Bank’s market share of deposits in Grays Harbor County. Overall, the degree of competition faced by the Peer Group companies was viewed to be similar to that faced by Anchor, while the growth potential in the markets served by the Peer Group companies was also viewed to be similar, given the Bank’s expanded market area beyond Grays Harbor County. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, September 2009 unemployment rates for all but one of the markets served by the Peer Group companies were lower than the comparable unemployment rate for Grays Harbor. On balance, we concluded that no adjustment was appropriate for the Bank’s market area.

Table 4.1
Market Area Unemployment Rates
Anchor and the Peer Group Companies(1)

	County	Sept. 2009 Unemployment

Anchor - WA	Grays Harbor	11.7%

Peer Group Average		8.4%

MutualFirst Financial, Inc. - IN	Delaware	9.5%
Bofi Holding, Inc. - CA	San Diego	10.2%
First Financial NW, Inc. - WA	King	8.8
HF Financial Corp. - SD	Minnehaha	4.7
CFS Bancorp, Inc. - IN	Lake	9.4
HMN Financial, Inc. – MN	Olmsted	5.5
HopFed Bancorp, Inc. - KY	Christian	12.9
Riverview Bancorp - WA	Clark	8.5
PVF Capital Corp. - OH	Cuyahoga	8.5
First PacTrust Bancorp – CA	San Diego	10.2
Meta Financial Corp. - IA	Buena Vista	5.5
Timberland Bancorp – WA	Gray’s Harbor	11.7
First Clover Leaf Fin. Corp. - IL	Madison	6.0
Citizens Community Bancorp - WI	Eau Claire	6.0

(1) Unemployment rates are not seasonally adjusted. Source: U.S. Bureau of Labor Statistics.

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5.	Dividends

          At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

          Ten of the 14 Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 2.42% to 7.68%. The average dividend yield on the stocks of the Peer Group institutions equaled 3.09% as of October 30, 2009. As of October 30, 2009, approximately 70% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 3.35%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

          The Bank has not established a definitive dividend policy prior to converting, and the prospectus indicates that Anchor does not intend to pay a dividend for the first three years of post-conversion operations. The Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma capitalization, however there is substantial uncertainty of the future operating environment in terms of resolving the Bank’s problem assets and a return to recurring profitability. On balance, we concluded that a slight downward adjustment was warranted for this factor.

6.	Liquidity of the Shares

          The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $18.0 million to $118.6 million as of October 30, 2009, with average and median market values of $45.0 million and $40.0 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.6 million to 20.0 million, with average and median shares outstanding of 7.4 million and 7.0 million, respectively. The Bank’s stock offering is expected to have a pro forma market value that will be less than the average and median market values indicated for the Peer Group, and shares outstanding for the Bank will be at the lower end of the range of shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Bank’s stock is expected to be quoted

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on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Bank’s public stock will have a slightly lower trading market as the Peer Group companies on average and, therefore, concluded a slight downward adjustment was necessary for this factor.

7.	Marketing of the Issue

          We believe that three separate markets exist for thrift stocks, including those coming to market such as Anchor (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Washington. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

                     The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

                     In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started 2009 on an upswing for the first two trading days in 2009 which was followed by a one day decline of 245 points in the Dow Jones Industrial Average (“DJIA”). Profit warnings and more evidence of rising unemployment were factors that contributed to the sell-off. Growing concern that the bear market wasn’t over and the start of an expected dismal fourth quarter earnings season accelerated the slide in the broader stock market going into mid-January. The downturn in stocks continued into the second half of January, led by a sell-off in bank stocks amid multi-billion dollar fourth quarter losses posted by some large banks both in the U.S. and Europe. Following a brief rebound in late-January, more weak economic data pushed stocks lower at the close of January providing for the worst January performance in the DJIA on record.

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                     Stocks traded unevenly in early-February 2009 and then plunged to new bear market lows in mid-February, based on growing fears of a meltdown in the broader global economy. The negative sentiment in stocks generally continued to prevail through the balance of February and into the start of March, as investors around the globe bet on a prolonged recession and a sustained earnings downturn with the DJIA tumbling below 7000 in early-March for the first time in twelve years. With growing concerns of Citigroup becoming nationalized, the DJIA was down by 25% for the year through the first week of March. Stocks rebounded heading in mid-March on rekindled hopes that banks would weather the financial crisis and positive economic data showing a pick up in new home construction in February. The broader stock market advance strengthened in late-March, as stocks soared after the White House unveiled its plan to clean up banks’ balance sheets. Strong demand in an auction of seven year Treasury notes helped to push the DJIA into bull market territory in late-March, which was followed by a pullback as the U.S. Government threatened bankruptcy for GM and Chrysler. Overall, the first quarter was the sixth straight losing quarter for the DJIA, although the DJIA was up 7.7% in March.

                     A positive report on manufacturing activity in March and an easing of mark-to-market accounting rules on troubled assets fueled gains in the broader stock market at the start of the second quarter of 2009. For most of April, there were no sustained trends in the broader stock market as investors evaluated signs of an economic recovery and a mix of positive and negative first quarter earnings reports. Overall, strong earnings from some bellwether companies supported a 7.4% increase in the DJIA for the month of April. Stocks generally trended higher in early-May on some positive economic signs, which included April employment data that showed the pace of layoffs slowed. Mixed economic data and profit taking provided day-to-day fluctuations in the broader stock market through the balance of May, with the DJIA posting a 2.9 % gain for the month. The broader stock market traded in a relatively narrow range during the first half June, which was followed by a pullback in mid-June as hopes for a quick economic recovery faded. The global economy continued to weigh down stocks heading into late-June, with the DJIA moving back into negative territory for 2009. More attractive valuations and gains in the energy sector helped to end the broader market downturn in late-June.

                     The downward trend in the broader market resumed in-early July 2009, with the DJIA falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks

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rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on more favorable earnings reports and a positive report for new home sales in June. Fueled by a growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, the DJIA moving to new highs for the year.

                     The broader stock market faltered at the start of September 2009, as investors worried the summer rally would give way to a correction. Encouraging economic data led a rebound in the stock moving into mid-September, which was followed by a pullback on disappointing housing data for August. Stocks spiked higher in late-September on news of some large merger deals. Despite closing lower at the end of September, the Dow Jones Industrial Average (“DJIA”) had its best third quarter since 1939 with a 15% for the quarter. Stocks started October with a sell-off, as investors reacted negatively to economic data showing a slow down in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel pushed the DJIA lifted the DJIA above a 10000 close in mid-October. Concerns of a correction and worries above the strength of the economic recovery pulled stocks lower in late-October. On October 30, 2009, the DJIA closed at 9712.73, an increase of 5.8% over the previous 12 months, and the NASDAQ closed at 2045.11, an increase of 20.4% over the same time period.

                     The market for thrift stocks has been mixed as well in recent quarters, but in general has underperformed the broader stock market. Financial stocks continued to weigh heavily on the performance of the broader stock market during the first quarter of 2009, with the deepening recession extending the financial crisis into 2009. A gloomy economic outlook by the Federal Reserve and indications that the December employment report would show mounting job losses pressured financial stocks lower at the start of 2009. Bank of America and Citigroup led a downturn in financial stocks going into mid-January, as both companies reported significant fourth quarter losses. Mounting concerns over the health of the banking system pushed bank and thrift stocks sharply lower going in the second half of January, with some of

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the nation’s largest banks trading down 30% to 50% in one day amid worse than expected credit quality deterioration reflected in fourth quarter earnings reports. Oversold thrift stocks bounced higher in late-January and then followed the broader stock market lower to close out January. After trading in a narrow range in early-February, financial stocks led the market lower into mid-February. More bad economic data and the lack of detail in the Treasury’s rescue plan for financial institutions contributed to the sell-off in financial stocks. Counter to the broader market, thrift stocks rebounded slightly at the end of February, which was followed by a sell-off in financial stocks in early-March on growing fears of Citigroup becoming nationalized and the implications of further credit quality deterioration amid the prolonged recession. Bank and thrift stocks led a rally in the broader market in mid-March, as investors reacted favorably to a Federal Reserve initiative to provide greater support to the mortgage lending and housing markets through the purchase of $750 billion of agency mortgage-backed securities. The rebound in financial stocks accelerated in late-March, with the release of further details of the U.S. Treasury’s plan to partner with private investors to purchase troubled assets serving as the catalyst to an explosive one day rally. Following a brief pullback, bank and thrift stocks closed out the first quarter with gains on encouraging signs that bank and thrift stocks may have bottomed out.

                     Thrift stocks underperformed the broader stock market during the second quarter of 2009, with credit quality concerns continuing to weigh on the sector in the face of declining home prices and rising commercial vacancy rates. Following a neutral start to the second quarter, thrift stocks move higher along with financial stocks in general on Wells Fargo’s mid-April announcement that it would book record first quarter earnings. Thrift stocks retreated heading into late-April, as investors reacted negatively to first quarter earnings reports showing credit losses growing at Bank of America and Citigroup. Comments from the Treasury Secretary indicating that the large majority of banks have more capital than they need and a rally in the broader market provided a slight boost to the thrift sector in late-April, which was followed by the thrift sector settling into a narrow trading range during the first half of May. Thrift stocks dipped along with the broader market heading into second half of May, amid concerns about prolonged economic weakness and Standard & Poor’s warning that it may downgrade its rating of the United Kingdom. A healthy gain in the May Consumer Confidence Index and a well received auction of seven-year Treasury notes helped thrift stocks to close out May in a positive trend, which continued into the first part of June. Following a couple weeks of stability in the thrift sector, thrift stocks pulled back along with the broader market on economic and currency

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concerns. Another successful Treasury auction helped thrift stocks to rebound modestly in late-June.

                     Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement may subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market.

                     A sell-off in the broader stock market and concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market pressured thrift stocks lower at the start of September 2009. Thrift stocks rebounded in mid-September on some positive comments regarding the level of loan loss reserves maintained by thrifts generally being in good shape. Concerns about the effects of a possible tightening by the Federal Reserve provided for a modest decline in thrift stocks heading into the close of the third quarter. Some disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of October. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Concerns of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. On October 30, 2009, the SNL Index for all publicly-traded thrifts closed at 548.7, a decrease of 16.1% since December 31, 2008.

B.	The New Issue Market

                     In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:

RP® Financial, LC.	VALUATION ANALYSIS
IV.14

(1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                     The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, as only four conversion offerings have been completed since the beginning of 2009. Two small standard conversion offerings were completed in the first quarter of 2009 and one large standard conversion offering was completed in July 2009. As shown in Table 4.2, the only conversion to be completed in the most recent three month period was Cullman Bancorp, Inc. of Cullman, Alabama, a mutual holding company offering that was completed on October 9, 2009. As such, this offering is not directly comparable to the Bank’s planned standard conversion offering. Cullman is a somewhat smaller savings institution that sold a 43% share of the institution to the public. Cullman’s offering was well received, as the offering was closed at the top of the super range with gross proceeds totaling $10.8 million resulting in a fully converted pro forma price/tangible book ratio of 53.5% at closing. Cullman currently trades on the OTCBB, and the trading price closed at $10.00, the IPO price as of October 30, 2009. Thus, while Cullman’s offering was successful in that the offering closed at the top of the offering range, the post-conversion trading performance continues to indicate a fairly weak market for thrift IPOs.

C.	The Acquisition Market

                     Also considered in the valuation was the potential impact on Anchor’s stock price of recently completed and pending acquisitions of other thrift institutions operating in Washington. As shown in Exhibit IV-4, there were five Washington thrift acquisitions completed from the beginning of 2000 through October 30, 2009, and there are currently no acquisitions pending of a Washington savings institution. The recent acquisition activity involving Washington savings institutions may imply a certain degree of acquisition speculation for the

RP® Financial, LC.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases

			Financial Info.		Asset Quality						Charitable Found.		% Off Incl. Fdn.

													Benefit Plans

Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)

Standard Conversions

	NONE

Second Step Conversions
	NONE

Mutual Holding Company Conversions
Cullman Bancorp, Inc.		10/9/09CULL-OTCBB	$212	12.45%	0.74%	89%	$10.8	43%	132%	7.6%	C/S	4.7%	8.7%	4.4%	10.9%	23.9%	0.00%

Averages - Mutual Holding Company Conversions:			$212	12.45%	0.74%	89%	$10.8	43%	132%	7.6%	NA	NA	8.7%	4.4%	10.9%	23.9%	0.00%
Medians - Mutual Holding Company Conversions:			$212	12.45%	0.74%	89%	$10.8	43%	132%	7.6%	NA	NA	8.7%	4.4%	10.9%	23.9%	0.00%

Institutional Information			Pro Forma Data							Post-IPO Pricing Trends

			Pricing Ratios(3)			Financial Charac.				Closing Price:

Institution	Conver. Date	Ticker	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 10/30/09 ($)	% Change (%)

Standard Conversions

	NONE

Second Step Conversions
	NONE

Mutual Holding Company Conversions
Cullman Bancorp, Inc.		10/9/09 CULL-OTCBB	53.5%	76.4x	10.8%	0.2%	15.8%	1.4%	$10.00	$10.10	1.0%	$10.05	0.5%	$10.00	0.0%	$10.00	0.0%

Averages - Mutual Holding Company Conversions:			53.5%	76.4x	10.8%	0.2%	15.8%	1.4%	$10.00	$10.10	1.0%	$10.05	0.5%	$10.00	0.0%	$10.00	0.0%
Medians - Mutual Holding Company Conversions:			53.5%	76.4x	10.8%	0.2%	15.8%	1.4%	$10.00	$10.10	1.0%	$10.05	0.5%	$10.00	0.0%	$10.00	0.0%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

RP® Financial, LC.	VALUATION ANALYSIS
IV.16

Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of acquisition speculation that may influence Anchor’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Anchor’s stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

          In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

          The Bank’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of the Bank’s Board of Directors and senior management. The Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure. The Bank currently does not have any senior management positions that are vacant.

          Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

          In summary, as a fully-converted Washington state regulated institution, Anchor will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions.

RP® Financial, LC.	VALUATION ANALYSIS
IV.17

Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

          Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.3
Valuation Adjustments
Anchor Bank of Washington and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

          In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

          In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

          RP Financial’s valuation placed an emphasis on the following:

•

P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully

RP® Financial, LC.	VALUATION ANALYSIS
IV.18

considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

•

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•

P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

          The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

          Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of October 30, 2009, the pro forma market value of the Bank’s full conversion offering equaled $30,000,000 at the midpoint, equal to 3,000,000 shares at $10.00 per share.

          1.           Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In attempting to apply this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank reported a net loss of $19.2 million for the 12 months ended September 30, 2009, with such losses due primarily to the level of loan loss provisions, along with modest

RP® Financial, LC.	VALUATION ANALYSIS
IV.19

levels of other non-operating expenses. Based on the current asset quality status of the Bank we were unable to determine a core earnings base for valuation purposes, as there is a level of uncertainty as to the future need for loan loss provisions. Thus, we were unable to apply the price/earnings approach in the valuation. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

          However, as shown in the Bank’s offering prospectus, Anchor reported positive pre-tax net income of $594,000 for the three months ended September 30, 2009, reflecting core profitable operations for this period (such net income included the impact of $366,000 of loan loss provisions). As a secondary analysis, we examined this level of net income for valuation purposes, recognizing that this represents only a single three month period of time and may not be representative of a long term trend. We annualized this level of pre-tax net income and tax affected such income at 34%, the same rate used in our appraisal analysis. This resulted in estimated go-forward net income of $1.6 million, which also compares closely to the Bank’s strategic business plan projections for fiscal year 2010 (ended June 30, 2010), submitted as part of the conversion application. Based on this level of net income, the Company’s pro forma price/earnings multiple would range from approximately 12x to 16x earnings.

          2.          Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value. Based on the $30.0 million midpoint valuation, the Bank’s pro forma P/B and P/TB ratios both equaled 41.84% (see Table 4.4 below). In comparison to the average P/B and P/TB ratios for the Peer Group of 54.59% and 59.13%, the Bank’s ratios reflected a discount of 23.4% on a P/B basis and a discount of 29.2% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 44.34% and 47.99%, respectively, the Bank’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 5.6% and 12.8%, respectively. At the top of the super range, the Bank’s P/B and P/TB ratios both equaled 49.02%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 10.2% and 17.1%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflect premiums of 10.6% and 2.2%, respectively. RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio.

RP® Financial, LC.	VALUATION ANALYSIS
IV.20

RP FINANCIAL, LC.

Financial Services Industry Consultants
1700 North Moore Street, Suite 2210 Arlington, Virginia 22209 (703) 526-1700

Table 4.4
Public Market Pricing
Anchor Mutual SB, Aberdeen WA and the Comparables
As of October 30, 2009

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			financial Characteristics(6)

		Price/ Share(1)	Market value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tng Eq/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE

		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Anchor Mutual SB, Aberdeen WA
Superrange		$10.00	$39.68	$(4.37)	$20.40	NM	49.02	6.08	49.02	NM	$0.00	0.00	0.00	$653	12.40	12.40	8.61	(2.80)	(22.58)	2.66	21.46
Range Maximum		10.00	34.50	(5.07)	22.03	NM	45.39	5.33	45.39	NM	0.00	0.00	0 00	648	11.73	11.73	8.68	(2.84)	(24.21)	(2.70)	(23.02)
Range Midpoint		10.00	30.00	(5.87)	23.90	NM	41.84	4.66	41.84	NM	0.00	0.00	0.00	643	11.14	11.14	8.74	(2.88)	(25.81)	(2.74)	(24.55)
Range Minimum		10.00	25.50	(6.95)	26.43	NM	37.84	3.99	37.84	NM	0.00	0.00	0.00	639	10.55	10.55	8.80	(2.91)	(27.62)	(2.77)	(26.27)

All Non-MHC Public Companies(7)
Averages		9.33	301.19	-0.26	13.53	17.39	68.36	7.65	78.02	17.15	0.26	2.45	37.08	2,891	10.84	9.98	2.79	-0.34	-1.34	-0.17	-0.99
Medians		8.56	46.71	0.27	12.80	13.83	65.93	5.77	72.66	15.13	0.20	2.25	0.00	912	8.92	8.30	1.82	-0.04	0.11	0.22	2.00

All Non-MHC State of WA(7)
Averages		6.25	422.72	-0.27	10.06	38.08	54.88	6.80	64.12	29.13	0.16	2.43	0.00	3,152	11.82	10.74	6.54	-1.12	-3.23	-0.42	-2.46
Medians		4.57	35.07	-0.10	10.40	38.08	43.94	4.77	48.21	29.13	0.20	1.17	0.00	920	10.85	9.96	5.60	-0.34	-1.98	-0.12	-1.22

Comparable Group Averages
Averages		7.12	44.97	-0.81	12.76	16.27	54.59	4.68	59.13	12.47	0.23	3.09	24.95	977	9.81	9.23	4.35	-0.71	-6.40	-0.61	-5.69
Medians		5.82	39.98	-0.52	11.70	10.18	44.34	3.92	47.99	12.52	0.22	3.69	0.00	961	7.90	7.14	3.71	-0.50	-5.30	-0.25	-3.55

State of WA

FFNW	First Fin NW, Inc. of Renton WA	5.92	118.62	-1.39	12.67	NM	46.72	9.14	46.72	NM	0.34	5.74	NM	1,298	19.56	19.56	11.05	-2.32	-9.97	-2.24	-9.62
RPFG	Rainier Pacific Fin Grp of WA	0.42	2.64	-0.53	6.66	NM	6.31	0.32	6.77	NM	0.00	0.00	NM	821	5.10	4.77	4.85	-2.99	NM	-0.39	-6.85
RVSB	Riverview Bancorp, of WA	3.21	35.07	-0.10	8.16	NM	39.34	3.81	55.54	NM	0.00	0.00	NM	920	9.72	7.11	6.20	-0.34	-3.41	-0.12	-1.22
TSBK	Timberland Bancorp, Inc. of WA	4.57	32.20	0.21	10.40	38.08	43.94	4.77	48.21	21.76	0.24	5.25	NM	675	13.14	12.30	5.01	0.12	1.01	0.22	1.77
WFSL	Washington Federal, Inc. of WA	17.15	1925.05	0.47	12.42	NM	138.08	15.98	163.33	36.4 9	0.20	1.17	NM	12,043	11.58	9.96	5.60	-0.07	-0.54	0.44	3.62

Comparable Group

BOFI	Bofi Holding, Inc. Of CA	8.34	67.41	1.28	9.79	10.43	85.19	5.18	85.19	6.52	0.00	0.00	0.00	1,302	6.83	6.83	1.01	0.53	7.74	0.84	12.38
CITZ	CFS Bancorp, Inc of Munster IN	4.73	50.96	-0.59	10.72	NM	44.12	4.66	44.12	NM	0.04	0.85	NM	1,095	10.55	10.55	5.57	-0.78	-7.38	-0.57	-5.44
CZWI	CitizenB Comm Bncorp Inc of WI	4.03	22.07	0.30	10.19	NM	39.55	4.04	45.03	13.43	0.20	4.96	NM	547	10.21	9.08	0.91	-0.66	-5.11	0.33	2.55
FCLF	First Clover Leaf Fin Cp of IL	7.50	61.13	-0.78	9.83	NM	76.30	10.12	91.24	NM	0.24	3.20	NM	604	13.27	11.34	2.30	-1.10	-7.11	-1.13	-7.30
FFNW	First Fin KW, Inc of Renton WA	5.52	118.62	-1.39	12.67	NM	46.72	9.14	46.72	NM	0.34	5.74	NM	1,298	19.56	19.56	11.05	-2.32	-9.97	-2.24	-9.62
FPTB	FirBt PacTrust Bancorp of CA	4 .7 5	20.18	-0.45	18.02	NM	26.36	2.26	26.36	NM	0.20	4.21	NM	894	10.70	10.70	5.57	-0.28	-2.68	-0.22	-2.11
HFFC	HF Financial Corp. of SD	10.75	43.47	1.32	16.98	6.64	63.31	3.69	68.21	8.14	0.45	4.19	27.78	1,177	5.84	5.44	1.07	0.57	8.52	0.46	6.94
HMNF	HMN Financial, Inc. of MN	5.72	24.28	-5.59	17.94	NM	31.88	2.30	31.88	NM	0.00	0.00	NM	1,054	9 .4 6	9.46	7.54	-2.02	-22.19	-2.15	-23.59
HFBC	HopFed Bancorp, Inc. of KY	10.14	36.48	0.81	17.08	9.94	59.37	3.64	66.27	12.52	0.48	4.73	47.06	1,002	7.97	7.37	0.91	0.40	5.22	0.31	4.15
CASH	Meta Financial Group of IA	21.53	56.15	-0.90	16.91	NM	127.32	6.85	134.98	NM	0.52	2.42	NM	820	5.38	5.09	2.41	-0.31	-5.48	-0.29	-4.99
MFSF	Mutual First Fin. Inc. of IN	6.25	43.66	-2.53	14.03	NM	44.55	3.15	47.78	NM	0.48	7.68	NM	1,384	9.36	8.92	2.41	-1.49	-16.38	-1.35	-14.80
PVFC	PVF Capital Corp. of Solon OH	2.25	17.95	-2.99	6.20	NM	36.29	1.97	36.29	NM	0.00	0.00	NM	912	5.42	5.42	9.00	-2.24	-32.39	-2.66	-38.43
RVSB	Riverview Bancorp, Inc. of WA	3.21	35.07	-0.10	8.16	NM	39.34	3.81	55.54	NM	0.00	0.00	NM	920	9.72	7.11	6.20	-0.34	-3.41	-0.12	-1.22
TSBK	Timberland Bancorp, Inc. of WA	4.57	32.20	0.21	10.40	38.08	43.94	4.77	48.21	21.76	0.24	5.25	NM	675	13.14	12.30	5.01	0.12	1.01	0.22	1.77

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last guarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:

SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.21

          3.          Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $30.0 million midpoint of the valuation range, the Bank’s value equaled 4.66% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 4.68%, which implies a discount of 0.4% has been applied to the Bank’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 3.92%, the Bank’s pro forma P/A ratio at the midpoint value reflects a premium of 18.8%.

Comparison to Recent Offerings

          As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, Cullman Bancorp is the most recent conversion offering completed, although Cullman’s offering reflected an MHC offering of a smaller institution. In comparison to Cullman’s closing pro forma fully converted P/TB ratio of 53.5%, the Bank’s P/TB ratio of 41.8% at the midpoint value reflects an implied discount of 21.8%. At the top of the superrange, the Bank’s P/TB ratio of 49.0% reflects an implied discount of 8.4% relative to Cullman’s closing fully converted P/TB ratio. Cullman’s current P/TB ratio, based on a closing stock price as of October 30, 2009, equaled 53.5%.

Valuation Conclusion

          Based on the foregoing, it is our opinion that, as of October 30, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $30,000,000 at the midpoint, equal to 3,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $25,500,000 and a maximum value of $34,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,550,000 at the minimum and 3,450,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be

RP® Financial, LC.	VALUATION ANALYSIS
IV.22

increased up to a supermaximum value of $39,675,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,967,500. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.